          PROSPECTUS SUPPLEMENT TO PROSPECTUS DATED OCTOBER 10, 1995.

                              U.S. $4,000,000,000

                           FORD MOTOR CREDIT COMPANY
                             EURO MEDIUM-TERM NOTES
                DUE FROM 9 MONTHS TO 30 YEARS FROM DATE OF ISSUE
                            ------------------------

     Ford Credit may offer from time to time its Euro Medium-Term Notes in an aggregate principal amount of up to U.S. $4,000,000,000 or the equivalent in foreign currencies or ECU. The Notes will bear interest at either fixed or floating rates and will have Stated Maturities from nine months to thirty years from the date of issue. The currency of denomination, Stated Maturity and price to public of a Note, together with the interest rate (if such Note is a Fixed Rate Note), or the interest rate formula, as adjusted by any Spread or Spread Multiplier (if such Note is a Floating Rate Note), will be established by Ford Credit and set forth in the applicable Pricing Supplement.
     Interest on each Fixed Rate Note will be payable on September 15 of each year, unless otherwise set forth in the applicable Pricing Supplement, and at Maturity. Interest on each Floating Rate Note will be payable on the dates set forth in the applicable Pricing Supplement and at Maturity.
     The Notes will be issued only in bearer form and are therefore subject to United States tax law requirements. Subject to certain exceptions, Notes may not be offered, sold or delivered within the United States or to United States persons. Notes will be represented initially by interests in Temporary Global Notes to be delivered to a common depositary outside the United States for Euroclear and Cedel. Interests in such a Temporary Global Note will be exchangeable for interests in a Permanent Global Note no earlier than the 40th day after the date of issuance of such Temporary Global Note upon certification in the form required by United States tax laws. Interests in a Permanent Global Note will be exchangeable, upon 30 days' notice, for definitive Notes with coupons attached. See "Description of Notes".
     Payments on the Notes will be made without deduction for United States withholding taxes to the extent described herein. The Notes may be redeemed at par if, at any time, certain withholding taxes are payable. In addition, the Notes may be or may be required to be redeemed at par if, at any time, certain certification, identification or information reporting requirements are imposed. See "Description of Notes".
     Application has been made to list the Notes covered by this Prospectus Supplement on the Luxembourg Stock Exchange. However, Ford Credit may from time to time elect to issue Notes described in a Pricing Supplement which will not be listed on the Luxembourg Stock Exchange or any other Exchange.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
   EXCHANGE COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS SUPPLEMENT OR THE
     PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL
       OFFENSE.
                            ------------------------

                                          PRICE TO             AGENTS' DISCOUNTS                   PROCEEDS TO
                                         PUBLIC(1)            AND COMMISSIONS(2)                FORD CREDIT(2)(3)
                                     ------------------    -------------------------    ----------------------------------
Per Note..........................          100%                  .050%-.600%                    99.950%-99.400%
                                            U.S.                     U.S.
Total(4)..........................     $4,000,000,000        $2,000,000-24,000,000      U.S. $3,998,000,000-3,976,000,000

------------
    (1) Unless otherwise indicated in the applicable Pricing Supplement, Notes will be issued at 100% of their principal amount.
    (2) Ford Credit will pay Goldman Sachs International, Merrill Lynch International Limited or CS First Boston Limited, each as Agent, a commission of from .050% to .600% of the principal amount of any Note sold through any of them as Agent, depending upon the maturity of such Note. Ford Credit also may sell the Notes to an Agent or other person, as principal, for resale or other distribution by such Agent or person at such prices as will be determined by such Agent or person at the time of such resale or other distribution. None of the proceeds from such resale or distribution of such Notes will be received by Ford Credit. Notes sold to an Agent or other person, as principal, will be sold to such Agent or person at prices to be determined at the time of sale and set forth in the applicable Pricing Supplement. Ford Credit has agreed to indemnify each Agent against certain liabilities, including liabilities under the Securities Act of 1933, as amended.
    (3) Before deduction of estimated expenses of up to $1,275,000.
    (4) Or the equivalent thereof in foreign currencies or ECU.
     The Notes are being offered on a continuing basis by Ford Credit through the Agents, who have agreed to use their best efforts to solicit purchases of such Notes, and also may be sold to an Agent or other person, as principal, for resale or other distribution. Ford Credit reserves the right to sell the Notes directly to investors on its own behalf. The Notes may be sold at the price to the public set forth above to dealers who later resell such Notes to investors. Such dealers may be deemed to be "underwriters" within the meaning of the Securities Act of 1933, as amended. There can be no assurance that the Notes offered hereby will be sold or that there will be a secondary market for the Notes. Ford Credit reserves the right to withdraw, cancel or modify the offer made hereby without notice. Ford Credit or any of the Agents may reject any order in whole or in part.

GOLDMAN SACHS INTERNATIONAL                  MERRILL LYNCH INTERNATIONAL LIMITED
                                CS FIRST BOSTON
                            ------------------------

          The date of this Prospectus Supplement is October 10, 1995.

                  CAPITALIZATION OF FORD MOTOR CREDIT COMPANY
                                AND SUBSIDIARIES

     The capitalization of Ford Credit and its consolidated subsidiaries as of June 30, 1995, and the additional long-term indebtedness represented by (i) estimated additional long-term indebtedness placed from July 1, 1995 through August 31, 1995 and (ii) the Notes offered hereby, are as follows (in millions of U.S. dollars):

                                                                                       ADDITIONAL
                                                                      OUTSTANDING      LONG-TERM
                                                                     JUNE 30, 1995    INDEBTEDNESS
                                                                     -------------    ------------
SENIOR INDEBTEDNESS, UNSECURED
     Short-term
          Commercial paper........................................     $35,379.8
          Other short-term debt...................................       1,299.5
                                                                       ---------
            Net short-term senior indebtedness....................      36,679.3
     Long-term debt payable within one year.......................       5,435.6
     Long-term notes and debentures...............................      34,100.1
Estimated additional long-term indebtedness placed from
  July 1, 1995 through August 31, 1995(1).........................       --             $1,289.2
Notes offered hereby..............................................       --                4,000
                                                                       ---------
            Total senior indebtedness, unsecured..................      76,215.0
                                                                       ---------
STOCKHOLDER'S EQUITY
     Capital stock, par value $100 a share (250,000 shares
        authorized, issued and outstanding).......................          25.0
     Paid-in surplus (contributions by stockholder)...............         917.3
     Unrealized gain on marketable equity securities,
       net of taxes...............................................          29.7
     Foreign currency translation adjustments.....................         (56.8)
     Earnings retained for use in the business....................       6,478.3
                                                                       ---------
            Total stockholder's equity............................       7,393.5
                                                                       ---------
TOTAL CAPITALIZATION..............................................     $83,608.5
                                                                       =========

------------
      (1) Additional long-term indebtedness placed from July 1, 1995 through August 31, 1995 includes U.S. $165.0 million (estimated) of continuously offered Notes at rates of 6.1% to 7.1%, Cdn $143.4 million of continuously offered guaranteed Notes at rates of 8.09% to 8.53%, A $97.2 million of floating rate guaranteed Notes, A $100 million of 8 3/8% Guaranteed Notes Due August 22, 2000, NLG 200 million of 6 3/8% Notes due July 12, 2000, U.S. $250 million of Floating Rate Notes due August 4, 2000, and U.S. $500 million of 6.85% Notes due August 15, 2000.

           DIRECTORS AND PRINCIPAL EXECUTIVE OFFICERS OF FORD CREDIT

J.D. Bringard,
Vice President-General Counsel

J.F. Buley,
Vice President

J.P. Burkhard,
Vice President-Treasurer

J.G. Clissold,
Director and
Executive Vice President

K.J. Coates,
Director and
Executive Vice President

D.C. Flanigan,
Vice President

E.B. Ford II,
Director and
President

J.L. Heimlicher,
Vice President

T.N. Hynes,
Vice President

R.A. Kniebes,
Vice President

T.F. Marrs,
Vice President

D.N. McCammon,
Director
G.D. McKay,
Vice President

W.E. Odom,
Director and
Chairman of the Board

M.R. O'Rear,
Vice President

D.E. Ross,
Vice President

A.J. Salmon,
Vice President

G.C. Smith,
Director and
Executive Vice President

J.M. Walsh,
Vice President

R.D. Warner,
Director and
Executive Vice President

D.J. Wennerberg,
Vice President

K. Whipple,
Director

 All of the above-named persons are full-time employees of Ford or Ford Credit.

            FORD MOTOR CREDIT COMPANY AND CONSOLIDATED SUBSIDIARIES

                            SELECTED FINANCIAL DATA
                          (DOLLAR AMOUNTS IN MILLIONS)

                                    SIX MONTHS ENDED
                                        JUNE 30                  YEARS ENDED DECEMBER 31
                                 ----------------------    -----------------------------------
                                   1995         1994         1994         1993         1992
                                 ---------    ---------    ---------    ---------    ---------
INCOME STATEMENT DATA
  Total revenue................. $ 6,313.1    $ 4,850.6    $10,389.3    $ 8,338.4    $ 7,073.3
  Interest expense..............   2,401.7      1,605.6      3,540.8      2,919.3      3,076.5
  Provision for credit losses...     156.5        132.3        246.5        270.2        418.0
  Income before income taxes and
     cumulative effects of
     changes in accounting
     principles.................     951.2      1,029.7      1,999.1      1,875.0      1,323.2
  Cumulative effects of changes
     in accounting principles...        --           --           --           --        146.5
  Net income....................     629.1        667.4      1,312.7      1,193.8      1,038.7
  Dividends
     Cash.......................        --           --       (364.0)      (250.0)      (600.0)
     Stock of Ford Holdings.....        --           --           --           --       (200.0)
Memo:
  Net credit losses amount...... $   148.6    $    88.8    $   228.7    $   228.4    $   342.6
  As percentage of average total
     finance receivables
     outstanding
     (annualized)*..............      0.34%        0.24%        0.30%        0.35%        0.60%
BALANCE SHEET DATA
  Net investment, operating
     leases..................... $22,637.5    $16,567.9    $19,993.9    $12,600.9    $ 7,747.2
                                 =========    =========    =========    =========    =========
  Finance receivables, net...... $61,193.2    $55,260.8    $56,946.5    $50,759.2    $46,100.0
                                 =========    =========    =========    =========    =========
  Capital
     Short-term debt............ $36,679.3    $30,053.5    $34,364.9    $25,507.1    $22,995.7
     Long-term debt (including
       current portion).........  39,535.7     35,603.2     36,075.5     33,291.6     26,960.7
     Stockholder's equity.......   7,393.5      6,364.0      6,662.6      5,774.7      4,882.9
                                 ---------    ---------    ---------    ---------    ---------
       Total capital............ $83,608.5    $72,020.7    $77,103.0    $64,573.4    $54,839.3
                                 =========    =========    =========    =========    =========

---------------
* Includes net investment in operating leases.

SECOND QUARTER 1995 RESULTS OF OPERATIONS

     Ford Credit's consolidated net income for the second quarter of 1995 was $341 million, down $27 million or 7% compared with $368 million in the second quarter of 1994. Income from financing operations was $293 million, down $24 million or 8% from the same period a year ago. Equity in net income of affiliated companies, primarily Ford Holdings, was $48 million compared with $51 million in the same period a year ago.

     Compared with results from a year ago, the decrease in financing profits in the second quarter of 1995 primarily reflected lower net interest margins, non-recurrence of 1994's one-time gain from the sale of Ford Credit's minority interest in Manheim Auto Auctions Inc., higher credit losses, and lower gains from sale of receivables. Higher financing volumes were a partial offset. The lower net interest margins reflected an increase in U.S. portfolio borrowing rates from 5.1% to 6.7% offset partially by higher portfolio yields on finance receivables and operating leases. Interest margins were adversely affected because interest rates earned on finance receivables, including operating leases net of depreciation, were limited by competitive pressure in automotive financing. Credit loss performance remains strong but losses have increased in the second quarter of 1995 compared with a year earlier. The increase reflected higher losses per repossessed unit and an increase in repossession rates. The higher level of earning assets reflected increases in operating leases, wholesale financing, and retail installment sale receivables.

     Total gross finance receivables and net investment in operating leases at June 30, 1995 were $90.3 billion, up $12.7 billion or 16% from a year earlier. The increase primarily reflected higher levels of operating leases, wholesale receivables, and retail installment sale receivables. Depreciation expense on operating leases in the second quarter of 1995 was $1,256 million, up $321 million or 34% compared with the second quarter of 1994. The increase reflected the higher levels of operating leases and was more than offset by higher revenue earned from the increased volume of lease contracts.

     During the second quarter of 1995, Ford Credit financed 36.1% of all new cars and trucks sold by Ford Motor Company dealers in the United States, compared with 35.8% in the second quarter of 1994. The increase primarily reflected higher levels of operating lease and daily rental car financing. Ford Credit provided retail financing for 663,000 new and used vehicles in the United States, up 6% from a year ago. Ford Credit also provided wholesale financing for 80.6% of Ford Motor Company factory sales to U.S. car and truck dealers during the quarter, compared with 81.5% in the same period a year ago.

FIRST SIX MONTHS 1995 RESULTS OF OPERATIONS

     For the first half of 1995, Ford Credit's consolidated net income was $629 million, down $38 million or 6% from $667 million in the first half of 1994. Income from financing operations was $522 million, down $40 million or 7% from the same period a year ago. Equity in net income of affiliated companies was $107 million compared with $105 million in 1994. The factors affecting financing profits during the first half of 1995 were the same as those affecting second quarter results discussed above. Depreciation expense in the first half of 1995 was $2,440 million, up $696 million or 40% compared with the first half of 1994. The increase reflected the higher levels of operating leases and was more than offset by higher revenue earned from the increased volume of lease contracts.

     During the first half of 1995, Ford Credit provided retail financing for 36.3% of all new cars and trucks sold by Ford Motor Company dealers in the United States, compared with 37.1% in the same period a year ago. The decrease primarily resulted from lower levels of retail installment sale financing, offset partially by higher levels of operating lease financing. Ford Credit provided U.S. retail financing for 1,235,000 new and used vehicles compared with 1,210,000 vehicles in the first half of 1994. Ford Credit also provided wholesale financing for 79.2% of Ford Motor Company factory sales to U.S. car and truck dealers during the first half of 1995, compared with 80.1% in the same period last year.

1994 RESULTS OF OPERATIONS

     Ford Credit's consolidated net income in 1994 was $1,313 million, up $119 million or 10% from 1993. Net income from financing operations in 1994 was $1,080 million, up $84 million or 8% from 1993. The increase in financing profits was more than accounted for by higher financing volumes, a one-time gain from the sale of Ford Credit's investment in Manheim Auctions, the non-recurrence of the effect of the 1993 U.S. tax rate increase, gains on used service vehicles and repurchased fleet-account vehicles sold at auction, improved credit losses and improved operating costs. Lower net interest margins and lower gains from sales of receivables were a partial offset.

     Continuing the trend of favorable credit loss experience, credit losses as a percent of average finance receivables including net investment in operating leases were 0.30% in 1994 ($229 million) compared with 0.35% in 1993 ($228 million). The credit loss coverage ratio for 1994 was 4.0, the same as the prior year. The decline in net interest margins reflects the lower portfolio yields on finance receivables and net investment in operating leases, and an increase in net U.S. portfolio borrowing rates from 5.3% in 1993 to 5.4% in 1994.

     For 1994, equity in net income of affiliated companies (primarily Ford Holdings) was $233 million compared with $198 million in 1993. The increase reflected higher Ford Holdings net income available to common shareholders. At December 31, 1994, Ford Credit owned about 45% of Ford Holdings common stock, representing about 34% of the voting power.

     Total gross finance receivables and net investment in operating leases at December 31, 1994 were $82.8 billion, up $13.6 billion or 20% from a year earlier. The higher financing volume reflects primarily an increase in operating leases and higher wholesale receivables. Depreciation expense in 1994 was $3,910 million, up $1,234 million or 46% from 1993. The increase reflected the higher levels of operating leases and was more than offset by higher revenue earned on the lease contracts.

     For 1994, Ford Credit financed 36.6% of all new cars and trucks sold by Ford Motor Company dealers in the U.S. compared with 38.5% in 1993. The decrease primarily resulted from lower levels of daily rental car financing. Ford Credit provided retail customers with financing for 2,347,000 new and used vehicles in the United States. Ford Credit provided wholesale financing for a record 81.5% of Ford Motor Company U.S. factory sales in 1994 compared with 81.4% in 1993.

LIQUIDITY AND CAPITAL RESOURCES

     Ford Credit relies heavily on its ability to raise substantial amounts of funds. These funds are obtained primarily by sales of commercial paper and issuance of term debt. Funds also are provided by retained earnings and sales of receivables. The level of funds can be affected by certain transactions with Ford, such as capital contributions, interest supplements and other support costs from Ford for vehicles financed and leased by Ford Credit under Ford sponsored special financing and leasing programs, and dividend payments, and the timing of payments for the financing of dealers' wholesale inventories and for income taxes. Ford Credit's ability to obtain funds is affected by its debt ratings, which are closely related to the outlook for, and financial condition of, Ford, and the nature and availability of support facilities, such as revolving credit and receivables sales agreements. In addition, Ford Credit from time to time sells its receivables in public offerings or private placements. For additional information regarding liquidity and capital resources, see Item 1 -- Business -- "Business of Ford Credit -- Borrowings and Other Sources of Funds" in Ford Credit's Annual Report on Form 10-K for the year ended December 31, 1994 (the "1994 10-K Report") and see Ford Credit's Quarterly Reports on Form 10-Q for the quarters ended March 31, 1995 (the "First Quarter 10-Q Report") and June 30, 1995 (the "Second Quarter 10-Q Report"). For additional information regarding Ford Credit's association with Ford, see Item 1 -- Business -- "Certain Transactions with Ford and Affiliates" in the 1994 10-K Report.

                 SELECTED FINANCIAL DATA AND OTHER DATA OF FORD

     The following table sets forth selected financial data and other data concerning Ford:

                                           SIX MONTHS ENDED
                                               JUNE 30                          YEARS ENDED OR AT DECEMBER 31
                                        ----------------------      ------------------------------------------------------
                                          1995          1994          1994       1993       1992        1991       1990
                                        --------      --------      --------   --------   ---------   --------   ---------
                                                                    (IN MILLIONS EXCEPT PER SHARE AND UNIT SALES AMOUNTS)
CONSOLIDATED STATEMENT OF INCOME
  INFORMATION
Automotive
  Sales................................ $ 58,462      $ 54,445      $107,137   $ 91,568   $  84,407   $ 72,051   $  81,844
  Operating income/(loss)..............    3,556         3,525         5,826      1,432      (1,775)    (3,769)        316
  Income/(loss) before cumulative
    effects of changes in accounting
    principles.........................    2,241         2,175         3,824        940      (1,534)    (3,186)         99
Financial Services
  Revenues.............................   12,710         9,729        21,302     16,953      15,725     16,235      15,806
  Income before income taxes and
    cumulative effects of changes in
    accounting principles..............    1,644         1,107         2,792      2,712       1,825      1,465       1,221
  Income/(loss) before cumulative
    effects of changes in accounting
    principles.........................      881           440         1,484      1,589       1,032        928         761
Total Ford
  Income/(loss) before cumulative
    effects of changes in accounting
    principles.........................    3,122         2,615         5,308      2,529        (502)    (2,258)        860
  Cumulative effects of changes in
    accounting principles..............       --            --            --         --      (6,883)        --          --
  Net income/(loss)....................    3,122         2,615         5,308      2,529      (7,385)    (2,258)        860
Amounts Per Share of Common Stock and
  Class B Stock After Preferred Stock
  Dividends*
  Income/(loss) before cumulative
    effects of changes in accounting
    principles.........................     2.89          2.47          4.97       2.27       (0.73)     (2.40)       0.93
  Cumulative effects of changes in
    accounting principles..............       --            --            --         --       (7.08)        --          --
                                        --------      --------      --------   --------   ---------   --------   ---------
  Income/(loss) assuming no dilution...     2.89          2.47          4.97       2.27       (7.81)     (2.40)       0.93
  Income/(loss) assuming full
    dilution...........................     2.59          2.20          4.44       2.10       (7.81)     (2.40)       0.92
  Cash dividends.......................     0.57         0.425          0.91       0.80        0.80       0.98        1.50
CONSOLIDATED BALANCE SHEET INFORMATION
Automotive
  Total assets.........................   72,982        68,048        68,371     61,737      57,170     52,397      50,824
  Debt payable within one year.........      796           156           155        932       1,249      2,579       2,849
  Long-term debt--noncurrent portion...    6,070         7,107         7,103      7,084       7,068      6,539       4,553
Financial Services
  Total assets.........................  166,826       142,031       150,983    137,201     123,375    122,032     122,839
  Debt.................................  136,496       116,312       123,713    103,960      90,188     88,295      88,117
  Deposit accounts**...................       --            --            --     10,549      14,030     16,882      17,893
Total Ford
  Total assets.........................  239,808       210,079       219,354    198,938     180,545    174,429     173,663
  Debt (incl. deposit accounts)........  143,362       123,575       130,971    122,525     112,535    114,295     113,412
  Stockholders' equity***..............   25,240        18,422        21,659     15,574      14,753     22,690      23,238
  Cash dividends.......................      729           569         1,205      1,086         977        927       1,389
OTHER DATA
Total Ford
  Capital expenditures.................    4,097         3,601         8,546      6,814       5,790      5,847       7,258
  Depreciation and amortization of
    special tools......................    5,656         4,369         9,336      7,468       6,755      5,778       4,880
  Worldwide vehicle unit sales
    of cars, trucks and tractors
    (in thousands)****.................    3,581         3,570         6,639      5,965       5,767      5,368       5,864

------------
   * Share data have been restated to reflect the 2-for-1 stock split that became effective June 6, 1994.

  ** Deposit accounts relate to First Nationwide.

 *** The cumulative effects of changes in accounting principles reduced equity by $6,883 million in 1992.

**** Effective with the six months ended June 30, 1995, vehicle unit sales are reported worldwide on a "where sold" basis and include sales of all Ford-badged units, as well as units manufactured by Ford and sold by other manufacturers. Unit sales for the six months ended June 30, 1994 have been restated to reflect the country where sold and to include sales of all Ford-badged units. Ford-badged unit sales of certain unconsolidated subsidiaries (primarily Autolatina in Brazil and Argentina), included in unit sales for the six months ended June 30, 1995 and 1994, are not included in totals for the years ended December 31, 1990-1994. Unit sales for the years ended December 31, 1990-1994, are reported for North America on a "where sold" basis and overseas on a "where produced" basis.

                            FINANCIAL REVIEW OF FORD

SECOND QUARTER 1995 RESULTS OF OPERATIONS

Overview

     Ford earned $1,572 million, or $1.45 per share of Common and Class B Stock, in the second quarter of 1995. This compares with $1,711 million, or $1.63 per share, in the second quarter of 1994. Fully diluted earnings per share were $1.30 in the second quarter of 1995, compared with $1.44 a year ago. Ford's worldwide sales and revenues were $36.4 billion, up $2.6 billion from a year ago. Vehicle unit sales of cars and trucks were 1,811,000, down 39,000 units, or 2%. Stockholders' equity was $25.2 billion at June 30, 1995.

     On June 6, 1994, a 2-for-1 stock split in the form of a 100% stock dividend on Ford's outstanding Common and Class B Stock became effective.

Automotive Operations

     Net income from Ford's worldwide Automotive operations was $1,100 million in the second quarter of 1995 on sales of $29.9 billion, compared with $1,202 million in the second quarter of 1994 on sales of $28.4 billion.

     In the U.S., Ford's Automotive operations earned $663 million in the second quarter of 1995 on sales of $19.4 billion, compared with $888 million a year ago on sales of $19.1 billion. The decline in earnings was more than explained by lower unit volume, reflecting lower industry volume and unfavorable dealer inventory changes that more than offset improved market share. Changes in exchange rates (primarily the German Mark and Japanese Yen) also reduced earnings compared with a year ago. U.S. Automotive after-tax return on sales was 3.4% in the second quarter of 1995, down 1.2 points from a year ago. The decline also reflected primarily the effects of lower unit volume and unfavorable exchange rate changes.

     In the second quarter of 1995, the seasonally-adjusted annual selling rate for the U.S. car and truck industry was 14.7 million units, compared with 15.3 million units in the second quarter of 1994. Ford's car market share was 21.3% in the second quarter of 1995, down 2/10 of a point from a year ago. Ford's truck share was 32.8%, up 2.8 points from a year ago. Ford's combined car and truck share was 26.2%, up 1.2 points from a year ago. The improvement in share reflected primarily strong sales of the Explorer, Windstar, F-Series trucks and Contour/Mystique.

     Outside the U.S., Automotive operations earned $437 million in the second quarter of 1995 on sales of $10.5 billion, compared with $314 million a year ago on sales of $9.3 billion. The improvement reflected primarily improved margins in Europe and higher unit volume in the Asia-Pacific region. In Europe, Automotive operations earned $319 million, compared with $167 million a year ago.

     In the second quarter of 1995, the seasonally-adjusted annual selling rate for the European car and truck industry was 13.7 million units, up 480,000 units from year ago levels. Ford's car share was 11.9% in the second quarter of 1995, up 4/10 of a point from a year ago. Ford's truck share was 14.5%, down 5/10 of a point from a year ago, reflecting primarily lower fleet sales. Ford's combined car and truck share was 12.2%, up 3/10 of a point from a year ago.

     It is expected that after-tax returns for the remainder of 1995 will be lower than the year ago period. Production volume in the second half of 1995 is expected to be down compared with a year ago as a result of the uncertain outlook for U.S. industry sales. This factor, combined with the timing and cost of major new product introductions in 1995 and early 1996 and the continued unfavorable effect of exchange rate changes, are expected to dampen results in the upcoming quarters.

     Ford and Volkswagen AG have agreed on a separation process leading toward dissolution of their Autolatina joint venture in Brazil and Argentina by year-end 1995. Historically, earnings in Brazil and Argentina have represented a significant portion of Ford's Automotive earnings outside the U.S. and Europe. It is believed the effect, if any, of the dissolution of Autolatina on Ford's future earnings is not likely to be material. Business conditions in these markets, however, have been and are expected to continue to be volatile and subject to rapid change, which can affect future earnings.

Financial Services Operations

     Ford's Financial Services operations earned $472 million in the second quarter of 1995, compared with $509 million in the second quarter of 1994. The decrease resulted primarily from the nonrecurrence of a gain on sale in 1994 of Ford Credit's interest in Manheim Auctions ($31 million).

     For a discussion of Ford Credit's operations in the second quarter of 1995, see "Ford Motor Credit Company and Consolidated Subsidiaries -- Selected Financial Data -- Ford Credit Second Quarter 1995 Results of Operations." In addition, international operations managed by Ford Credit, but not included in its consolidated results, earned $66 million in the second quarter of 1995, compared with $50 million a year ago.

     The Associates earned a record $141 million in the U.S. in the second quarter of 1995, compared with $121 million a year ago. The increase reflected higher levels of earning assets and improved net interest margins. The international operations managed by The Associates, but not included in its consolidated results, earned $27 million in the second quarter of 1995, compared with $21 million a year ago.

     USL Capital earned a record $30 million in the second quarter of 1995, compared with $27 million a year ago. The increase reflected higher levels of earning assets and higher gains on asset sales. Hertz earned $19 million in the second quarter of 1995, compared with $26 million in the second quarter of 1994. The decrease reflected primarily increased depreciation and borrowing costs, partially offset by higher volume in construction equipment rentals and sales. American Road incurred a loss of $9 million in the second quarter of 1995, compared with a net income of $13 million a year ago. The decrease reflected lower underwriting results in floor plan products and the dissolution of an operating subsidiary.

FIRST SIX MONTHS 1995 RESULTS OF OPERATIONS

Overview

     Ford earned $3,122 million, or $2.89 per share of Common and Class B Stock, in the first half of 1995. This compares with $2,615 million, or $2.47 per share, in the first half of 1994. Ford's results a year ago included a charge of $440 million related to the disposition of First Nationwide Bank. Fully diluted earnings per share were $2.59 in the first half of 1995, compared with $2.20 a year ago. Ford's worldwide sales and revenues were $71.2 billion, up $7 billion from a year ago. Vehicle unit sales of cars and trucks were 3,581,000, up 11,000 units.

Automotive Operations

     Net income from Ford's worldwide Automotive operations was $2,241 million in the first half of 1995 on sales of $58.5 billion, compared with $2,175 million in the first half of 1994 on sales of $54.4 billion.

     In the U.S., Ford's Automotive operations earned $1,488 million in the first half of 1995 on sales of $38.9 billion, compared with $1,704 million a year ago on sales of $37.1 billion. U.S. Automotive after-tax return on sales was 3.8%, down 8/10 of a point from a year ago. The decline in earnings reflected primarily the same factors as those described in the discussion of second quarter results of operations.

     In the first half of 1995, the seasonally-adjusted annual selling rate for the U.S. car and truck industry was 14.9 million units, compared with 15.5 million units a year ago. Ford expects U.S. car and truck industry sales to total 15.1 million units for the full year, compared with 15.4 million units in 1994. Ford's car share was 21.6% in the first half of 1995, up 3/10 of a point from a year ago. Ford's truck share was 32.6%, up 2.9 points from a year ago. Ford's combined car and truck share was 26.3%, up 1.4 points from a year ago.

     Outside the U.S., Automotive operations earned $753 million in the first half of 1995 on sales of $19.6 billion, compared with $471 million a year ago on sales of $17.3 billion. The improvement reflected primarily higher unit volume and improved margins in Europe. Ford's European Automotive operations earned $484 million in the first half of 1995, compared with $220 million a year ago.

     In the first half of 1995, the seasonally-adjusted annual selling rate for the European car and truck industry was 13.6 million units, compared with 13.2 million units a year ago. Ford expects European car and truck industry sales to total 13.4 million units for the full year, compared with 13.3 million units in 1994. Ford's car share was 12% in the first half of 1995, up 2/10 of a point from a year ago. Ford's truck share was 15.1%, up 4/10 of a point from a year ago. Ford's combined car and truck share was 12.3%, up 2/10 of a point from the first half of 1994.

Financial Services Operations

     Ford's Financial Services operations earned $881 million in the first half of 1995, compared with $440 million in the first half of 1994. The improvement was explained by the nonrecurrence of the $440 million charge to net income in the first quarter of 1994 for disposition of First Nationwide Bank.

     For a discussion of Ford Credit's results of operations in the six months of 1995, see Ford Motor Credit Company and Consolidated Subsidiaries -- Selected Financial Data -- Ford Credit First Six Months 1995 Results of Operations." In addition, international operations managed by Ford Credit, but not included in its consolidated results, earned $131 million in the first half of 1995, compared with $113 million a year ago.

     The Associates earned a record $293 million in the U.S. in the first half of 1995, compared with $249 million a year ago. The increase reflected higher levels of earning assets and improved net interest margins. The international operations managed by The Associates, but not included in its consolidated results, earned $49 million in the first half of 1995, compared with $39 million a year ago.

     USL Capital earned a record $56 million in the first half of 1995, compared with $48 million a year ago. Hertz earned $19 million in the first half of 1995, compared with $25 million a year ago. American Road incurred a loss of $4 million in the first half of 1995, compared with earnings of $30 million in the same period in 1994. These changes reflected primarily the same factors as those described in the discussion of second quarter results of operations.

LIQUIDITY AND CAPITAL RESOURCES

Automotive Operations

     Cash, cash equivalents and marketable securities of Ford's Automotive operations were $14 billion at June 30, 1995, up $1.9 billion from December 31, 1994. The amount of cash, cash equivalents and marketable securities is expected to decline during the second half of the year because of lower production volume and higher capital spending. Ford paid $729 million in cash dividends on its Common Stock, Class B Stock and Preferred Stock during the first six months of 1995.

     Automotive capital expenditures were $4 billion in the first six months of 1995, up $470 million from the same period a year ago. Automotive capital spending is projected to increase further during the second half of the year as a result of increases in both product and nonproduct spending. The higher product spending reflects a record pace of new-model introductions and increased capacity for selected components and vehicles, while the higher nonproduct spending reflects continuing efforts to improve efficiency and quality.

     Automotive debt at June 30, 1995 totaled $6.9 billion, which was 21% of total capitalization (stockholders' equity and Automotive debt), compared with $7.3 billion, or 25% of total capitalization, at December 31, 1994.

     At June 30, 1995, Ford (parent company only) had long-term contractually committed credit agreements in the U.S. under which $5.9 billion were available from various banks. These facilities were unused at June 30, 1995. Outside the U.S., Ford had additional long-term contractually committed credit-line agreements of $2.6 billion at June 30, 1995; none of these were in use.

     Effective July 1, 1995, most of the credit facilities discussed above were replaced with long-term contractually committed global credit agreements under which $8.4 billion is available from various banks at least through June 30, 2000. The entire $8.4 billion may be used, at Ford's option, by any affiliate of Ford; however, any borrowing by an affiliate will be guaranteed by Ford. In addition, Ford has the ability to transfer on a nonguaranteed basis the entire $8.4 billion in varying portions to Ford Credit and Ford Credit Europe.

Financial Services Operations

     Financial Services' cash, cash equivalents and investments in securities totaled $9.2 billion at June 30, 1995, up $1.4 billion from December 31, 1994.

     Net receivables and lease investments were $143.5 billion at June 30, 1995, up $13.2 billion from December 31, 1994. The increase reflected continued growth in earning assets at Ford Credit and The Associates.

     Total debt was $136.5 billion at June 30, 1995, up $12.8 billion from December 31, 1994. The increase resulted from higher debt levels required to finance growth in earning assets at Ford Credit and The Associates.

     At June 30, 1995, Financial Services had $34.8 billion of contractually committed support facilities (including the $5.9 billion of the Ford credit agreements) for use in the U.S.; less than 2% of these facilities, excluding the Ford credit agreements, were in use. An additional $9 billion of contractually committed support facilities were available outside the U.S. at June 30, 1995; $1.5 billion of these were in use. The majority of these facilities that were available for use by Ford Credit and Ford Credit Europe and their subsidiaries ($21.3 billion, excluding the $5.9 billion of the Ford credit agreements) have been terminated effective July 1, 1995, and have been replaced by contractually committed global credit agreements under which $19.8 billion and $4.1 billion are available to Ford Credit and Ford Credit Europe, respectively, from various banks; 62% and 75%, respectively, of such facilities are available through June 30, 2000. The entire $19.8 billion may be used, at Ford Credit's option, by any subsidiary of Ford Credit, and the entire $4.1 billion may be used, at Ford Credit Europe's option, by any subsidiary of Ford Credit Europe. Any borrowings by such subsidiaries will be guaranteed by Ford Credit or Ford Credit Europe, as the case may be.

                     INDUSTRY DATA AND MARKET SHARE OF FORD

     The following table shows the U.S. industry retail deliveries of cars and trucks for the periods indicated:

                                                         U.S. INDUSTRY RETAIL DELIVERIES
                                                               (MILLIONS OF UNITS)
                                          --------------------------------------------------------------
                                          SIX MONTHS ENDED
                                              JUNE 30*                  YEARS ENDED DECEMBER 31
                                          -----------------     ----------------------------------------
                                          1995         1994     1994     1993     1992     1991     1990
                                          ----         ----     ----     ----     ----     ----     ----
Cars...................................   8.5          9.1      9.0      8.5      8.2      8.2      9.3
Trucks.................................   6.4          6.4      6.4      5.7      4.9      4.3      4.8

------------
* Seasonally adjusted annual rates.

     The following table shows Ford's U.S. car and truck market shares for the periods indicated:

                                                    FORD U.S. CAR AND TRUCK MARKET SHARES
                                        --------------------------------------------------------------
                                        SIX MONTHS ENDED
                                             JUNE 30                  YEARS ENDED DECEMBER 31
                                        -----------------     ----------------------------------------
                                        1995         1994     1994     1993     1992     1991     1990
                                        ----         ----     ----     ----     ----     ----     ----
Cars.................................   21.6%        21.3%    21.8%    22.3%    21.8%    20.1%    21.1%
Trucks...............................   32.6         29.7     30.1     30.5     29.7     28.9     29.3

     For additional information regarding Ford, see the 1994 10-K Report, the First Quarter 10-Q Report and the Second Quarter 10-Q Report.

                              DESCRIPTION OF NOTES

     The following description of the particular terms of the Euro Medium-Term Notes Due from 9 Months to 30 Years from Date of Issue (the "Notes", which term shall include the Foreign Currency Notes (as defined below) unless otherwise indicated herein) offered hereby supplements, and to the extent inconsistent therewith replaces, the description of the general terms and provisions of Debt Securities (as defined in the Prospectus) set forth in the Prospectus. The particular terms of the Notes sold pursuant to any Pricing Supplement will be described therein. Notes may be denominated in U.S. dollars or in foreign currencies or in European Currency Units ("ECU") as designated by Ford Motor Credit Company ("Ford Credit") from time to time. The Notes constitute one series of Indenture Securities established by Ford Credit pursuant to the Indenture. The principal amount of Indenture Securities in such series is unlimited under the Indenture.

GENERAL

     The Notes offered by this Prospectus Supplement will be limited to an amount of up to U.S. $4,000,000,000 aggregate principal amount (or the equivalent thereof, at the Market Exchange Rate (as defined in "Special Provisions Relating to Foreign Currency Notes -- Payment Currency") on the applicable trade date, in one or more foreign currencies or ECU), less an amount equal to the aggregate principal amount of any other Debt Securities covered by the Registration Statement of which this Prospectus Supplement is a part and sold by Ford Credit. See "Plan of Distribution".

     The Notes will be offered on a continuing basis and will mature from 9 months to 30 years from their dates of issue. Fixed Rate Notes (as defined below) will mature on any day selected by the initial purchaser and agreed to by Ford Credit. Floating Rate Notes (as defined below) will mature on an Interest Payment Date (as defined below). Unless otherwise indicated in the applicable Pricing Supplement, the Notes will be redeemed at 100% of their principal amount at Maturity.

     Unless otherwise indicated in the applicable Pricing Supplement, Notes, other than Notes denominated in one or more foreign currencies or ECU (the "Foreign Currency Notes"), will be issued in the denominations of U.S. $5,000 or integral multiples thereof, subject to a minimum order of U.S. $10,000. Foreign Currency Notes will be issued in the denomination or denominations set forth in the applicable Pricing Supplement. The Notes will be unsecured obligations of Ford Credit and will rank prior to all subordinated indebtedness of Ford Motor Credit Company (parent company only) and pari passu with all other unsecured and unsubordinated indebtedness of Ford Motor Credit Company (parent company only).

     Payments on the Notes will be made without deduction for United States withholding taxes to the extent described under "Payment of Additional Amounts" below. The Notes will be subject to redemption at any time, at their principal amount in the event of certain changes involving United States taxes or the imposition of certain information reporting requirements, but otherwise will not be redeemable prior to Stated Maturity, unless such redemption is provided for in the applicable Pricing Supplement. See "Redemption" and "Mandatory Redemption" below.

     For a description of the rights attaching to Debt Securities under the Indenture, see "Description of Debt Securities" in the Prospectus. Unless otherwise specified in the applicable Pricing Supplement, the Notes will have the terms described below.

INTEREST AND INTEREST RATES

     Each Note will bear interest at either (a) a fixed rate (the "Fixed Rate Notes") or (b) a floating rate determined by reference to an interest rate formula (the "Floating Rate Notes"), which may be adjusted by a Spread or Spread Multiplier (each as defined below). Any Floating Rate Note may also have any or all of the following: (i) a maximum numerical interest rate limitation, or ceiling, on the rate of interest that may accrue during any Interest Period (as defined below); (ii) a minimum numerical interest rate limitation, or floor, on the rate of interest that may accrue during any Interest Period; and (iii) a fixed rate applicable to one or more Interest Periods. The applicable Pricing

Supplement will designate a fixed rate per annum, LIBOR or another interest rate base as applicable to each Note. With respect to Floating Rate Notes, Ford Credit will notify the Luxembourg Stock Exchange and Kredietbank S.A. Luxembourgeoise, 43 Boulevard Royal, Luxembourg, of the rate and amount of interest for each Interest Period, where such information shall be available upon request.

     Each Note will bear interest from its date of issue at the annual rate, or at a rate determined pursuant to an interest rate formula, stated therein and in the applicable Pricing Supplement, until the principal thereof is paid or made available for payment. Interest will be payable on each Interest Payment Date and at Maturity. Interest rates and interest rate formulas are subject to change by Ford Credit from time to time, but no such change will affect any Note theretofore issued or that Ford Credit has agreed to sell. Each date on which interest is payable on a Note is referred to herein as an "Interest Payment Date". The Interest Payment Dates for Fixed Rate Notes shall be as described below under "Fixed Rate Notes". The Interest Payment Dates for Floating Rate Notes shall be as indicated in the applicable Pricing Supplement. If any Interest Payment Date for any Floating Rate Note would otherwise be a day that is not a Business Day (as defined below), the Interest Payment Date for such Floating Rate Note shall be the next succeeding Business Day, except that in the case of a LIBOR-based Note ("LIBOR Note"), if such Business Day is in the next succeeding calendar month, such Interest Payment Date shall be the immediately preceding Business Day. Except as otherwise provided in the applicable Pricing Supplement, "Business Day" means with respect to any Note, any day that is not a Saturday or Sunday and that, in The City of New York or the City of London, is not a day on which banking institutions are generally authorized or obligated by law to close, provided that, with respect to Foreign Currency Notes only, such day also is not a day on which banking institutions are generally authorized or obligated by law to close in the capital city of the country of the Specified Currency (or, in the case of Foreign Currency Notes denominated in ECU, Brussels).

     The interest rate on each Floating Rate Note will be equal to (i) in the case of the period commencing on the issue date up to the first Interest Reset Date (as defined below), or other Interest Period as provided in the applicable Pricing Supplement, a fixed rate of interest established by Ford Credit, and
(ii) in the case of each period commencing on an Interest Reset Date, (a) the interest rate determined by reference to the specified interest rate base plus or minus the Spread, if any, or (b) the interest rate calculated by reference to the specified interest rate base multiplied by the Spread Multiplier, if any. The "Spread" is the number of basis points specified in the applicable Pricing Supplement as being applicable to such Floating Rate Note, and the "Spread Multiplier" is the percentage specified in the applicable Pricing Supplement as being applicable to such Floating Rate Note.

     The rate of interest on each Floating Rate Note will be reset daily, weekly, monthly, quarterly, semi-annually or annually (each an "Interest Reset Date"), as specified in the applicable Pricing Supplement. If any Interest Reset Date for any Floating Rate Note would otherwise be a day that is not a Business Day for such Floating Rate Note, the Interest Reset Date for such Floating Rate Note shall be the next succeeding Business Day, except that in the case of a LIBOR Note, if such Business Day is in the next succeeding calendar month, such Interest Reset Date shall be the immediately preceding Business Day.

     For purposes of determining the rate of interest payable on Floating Rate Notes, Ford Credit will enter into an agreement with a reference agent (the "Reference Agent"), which agent shall be specified in the applicable Pricing Supplement. The Reference Agent shall advise Ford Credit and the Trustee of LIBOR and any other interest rate base pertaining to any Floating Rate Note. The Trustee or any paying agent will, upon the request of the Holder of any Floating Rate Note, provide the interest rate then in effect and, if different, the interest rate that will become effective as a result of an interest determination made on the most recent interest determination date ("Interest Determination Date") with respect to such Note.

     Interest on Floating Rate Notes will accrue from the date of issue or from the last date to which interest has been paid up to but excluding the next succeeding Interest Payment Date (each such time period an "Interest Period"). With respect to a Floating Rate Note, accrued interest shall be calculated by multiplying the principal amount of such Floating Rate Note by an accrued interest factor. Such accrued interest factor will be computed by adding the interest factors calculated for each day in the Interest Period or from the last date from which accrued interest is being calculated. For LIBOR Notes, the interest factor for each such day is computed by dividing the interest rate in effect on such day by 360.

     The applicable Pricing Supplement will specify the particular terms for each Floating Rate Note, including, but not limited to, the interest rate formula and the Spread or Spread Multiplier, if any, the maximum or minimum interest rate limitation, if any, the period to maturity of the instrument or obligation on which the interest rate formula is based (the "Index Maturity"), the initial interest rate, Interest Payment Dates, Interest Reset Dates and any other applicable terms with respect to such Note.

     The interest rate on the Notes will in no event be higher than the maximum rate permitted by New York law as the same may be modified by United States law of general application. Under present New York law, the maximum rate of interest is 25% per annum on a simple interest basis. This limit may not apply to Notes in which $2,500,000 or more has been invested.

  Fixed Rate Notes

     Each Fixed Rate Note will bear interest from its date of issue at the annual rate stated on the face thereof. Unless otherwise specified in the applicable Pricing Supplement, the Interest Payment Date for the Fixed Rate Notes will be on September 15 of each year. Any payment of principal or interest required to be made on an Interest Payment Date or at Maturity of a Fixed Rate Note that is not a Business Day need not be made on such day, but may be made on the next succeeding Business Day with the same force and effect as if made on such Interest Payment Date or at Maturity, as the case may be, and no interest shall accrue for the period from and after such Interest Payment Date or Maturity. Interest on Fixed Rate Notes will be computed and paid on the basis of a 360-day year of twelve 30-day months.

  LIBOR Notes

     Each LIBOR Note will bear interest from its date of issue at the interest rate (calculated with reference to LIBOR and the Spread or Spread Multiplier, if any) as provided in the LIBOR Note and in the applicable Pricing Supplement, except that the initial interest rate for each LIBOR Note will be the rate specified in the applicable Pricing Supplement. The Interest Determination Date pertaining to an Interest Reset Date for a LIBOR Note (the "LIBOR Interest Determination Date") will be the second day on which dealings in deposits in U.S. dollars are transacted in the London interbank market preceding such Interest Reset Date.

     Unless otherwise indicated in the applicable Pricing Supplement, LIBOR will be determined by the Reference Agent in accordance with the following provisions:

     (i) With respect to a LIBOR Interest Determination Date, LIBOR will be determined on the basis of the offered rate for deposits in U.S. dollars having the Index Maturity designated in the applicable Pricing Supplement, which appears on Telerate Page 3750 as of 11:00 A.M., London time, on that LIBOR Interest Determination Date. "Telerate Page 3750" means the display page so designated on the Dow Jones Telerate Service (or such other page as may replace that page on that service or such other service or services as may be nominated by the British Bankers' Association for the purpose of displaying London interbank offered rates for U.S. dollar deposits). If, on that LIBOR Interest Determination Date, LIBOR does not appear on Telerate Page 3750, LIBOR will be determined as described in (ii) below.

     (ii) With respect to a LIBOR Interest Determination Date on which LIBOR does not appear on Telerate Page 3750 as specified in (i) above, LIBOR will be determined on the basis of the rates at which deposits in U.S. dollars are offered by four major banks in the London interbank market selected by the Reference Agent (the "Reference Banks") at approximately 11:00 A.M., London time, on that LIBOR Interest Determination Date to prime banks in the London interbank market having the Index Maturity designated in the applicable Pricing Supplement and in a principal amount equal to an amount of not less than U.S. $1,000,000 that is representative for a single transaction in such market at such time. The Reference Agent will request the principal London office of each of such Reference Banks to provide a quotation of its rate. If at least two such quotations are provided, LIBOR in respect of that LIBOR Interest Determination Date will be the arithmetic mean (rounded upwards, if necessary, to the nearest one hundred-thousandth of a percentage point, with five one-millionths of a percentage point rounded upward) of such quotations. If fewer than two quotations are provided, LIBOR in respect of that LIBOR Interest Determination Date will be the arithmetic mean (rounded upwards, if necessary, to the nearest one hundred-thousandth of a percentage point, with five one-millionths of a percentage point rounded upward) of the rates quoted by three major banks in The City of New York selected by the Reference Agent at approximately 11:00 A.M., New York City time, on that LIBOR Interest Determination Date for loans in U.S. dollars to leading European banks, having the Index Maturity designated in the applicable Pricing Supplement and in a principal amount equal to an amount of not less than U.S. $1,000,000 that is representative for a single transaction in such market at such time; provided, however, that if the banks in The City of New York selected as aforesaid by the Reference Agent are not quoting as mentioned in this sentence, the interest rate for the period commencing on the Interest Reset Date following such LIBOR Interest Determination Date will be the interest rate in effect on such LIBOR Interest Determination Date.

FORM, DENOMINATION AND TRANSFER

     The Notes will be offered only in bearer form. Unless otherwise specified in the applicable Pricing Supplement, the Notes, other than Foreign Currency Notes, will be issued in the denominations of U.S. $5,000 or integral multiples thereof, subject to a minimum order of U.S. $10,000. Foreign Currency Notes will be issued in the denomination or denominations set forth in the applicable Pricing Supplement. All Notes originally issued on the same day, being denominated in the same currency and having the same interest rate and Stated Maturity will be represented initially by a temporary note in global form (a "Temporary Global Note", or a "Global Note", which term shall also include a Permanent Global Note (as defined below) unless otherwise indicated herein), which will be deposited with a common depositary outside of the United States for Morgan Guaranty Trust Company of New York, Brussels office, as operator of the Euroclear System ("Euroclear"), and Cedel Bank, societe anonyme ("Cedel"). Upon receipt of the Temporary Global Note, the common depositary will credit the respective principal amounts of the Notes represented by such Temporary Global Note to the accounts of Euroclear and Cedel. Ownership of beneficial interests in a Global Note may be held only through Euroclear or Cedel. Ownership of beneficial interests in a Global Note will be shown on, and the transfer of that ownership will be effected only through, records maintained by Euroclear and Cedel.

     Each beneficial interest in a Temporary Global Note will be exchangeable for an equivalent beneficial interest in a permanent note in global form (a "Permanent Global Note") no earlier than the 40th day after the date of issuance of such Temporary Global Note (the "Exchange Date") upon written certification, in the form set forth in the Indenture, by the person owning such beneficial interest in such Temporary Global Note or, if interest is payable under a Temporary Global Note on an Interest Payment Date occurring prior to the Exchange Date, by the person owning such beneficial interest in such Temporary Global Note on such Interest Payment Date, to the effect that the beneficial interest in the Temporary Global Note to be exchanged for a beneficial interest in such

Permanent Global Note or upon which such interest is paid on such Interest Payment Date is owned by (i) a person that is not a United States person, (ii) a United States person that is (A) a foreign branch of a United States financial institution (as defined in United States Treasury Regulations Section 1.165-12(c)(1)(v)) purchasing for its own account or for resale or (B) a United States person who acquired Notes through a foreign branch of a United States financial institution and who holds the Notes through such financial institution on the date of such certification (provided in either case that the financial institution furnishes certification to Ford Credit or the Agent selling the Notes to it that such financial institution agrees to comply with Section 165(j)(3)(A), (B) or (C) of the United States Internal Revenue Code and the United States Treasury Regulations issued thereunder) or (iii) a financial institution that acquired Notes for purposes of resale during the restricted period (as defined below under "Limitations on Issuance of Notes"), and such financial institution certifies that it has not acquired the Notes for purposes of resale directly or indirectly within the United States or to a United States person. A financial institution, whether or not described in (i) or (ii) above, that purchases Notes for purposes of resale during the restricted period may only give the certification described in (iii) above. Each Permanent Global Note will be deposited with a common depositary outside the United States for Euroclear and Cedel for the accounts of Holders whose Notes are represented by interests in such Permanent Global Note.

LIMITATIONS ON ISSUANCE OF NOTES

     In compliance with United States tax laws and regulations, Notes may not be offered, sold or delivered within the United States or to a United States person, except in certain transactions permitted by U.S. tax regulations. Each Agent has agreed (i) that it will not, (x) at any time in connection with the original issuance of any Note or (y) otherwise until 40 days after the date of issue of any Note (the "restricted period"), offer or sell any Note to a person who is within the United States or to a United States person except as permitted by U.S. tax regulations and (ii) that it will not deliver any Note sold during the restricted period in definitive form within the United States. No Note (other than the Temporary Global Note) may be delivered, and no interest may be paid until the person entitled to receive such Note or such interest furnishes the written certification described under "Form, Denomination and Transfer" above.

     The following legend will appear on all Global Notes, Definitive Notes and coupons appertaining thereto: "Any United States person who holds this obligation will be subject to limitations under the United States income tax laws, including the limitations provided in Sections 165(j) and 1287(a) of the Internal Revenue Code." The sections referred to in such legend provide that, with certain exceptions, a United States person will not be permitted to deduct any loss, and will not be eligible for capital gain treatment with respect to any gain, realized on the sale, exchange or redemption of such Note or coupon.

     Each Agent has represented and agreed that (a) it has not offered or sold and, prior to the expiration of the period of six months from the closing date for the issue of the Notes, will not offer or sell any Notes to persons in the United Kingdom, except to those persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their businesses or otherwise in circumstances which have not resulted and will not result in an offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations 1995,
(b) it has complied and will comply with all applicable provisions of the Financial Services Act 1986, with respect to anything done by it in relation to the Notes in, from or otherwise involving the United Kingdom, and (c) it has only issued or passed on and will only issue or pass on in the United Kingdom any document received by it in connection with the issue of the Notes to a person who is of a kind described in Article 11(3) of the Financial Services Act 1986 (Investment Advertisements) (Exemptions) Order 1995 or is a person to whom the document may otherwise lawfully be issued or passed on.

     Ford Credit and each Agent have agreed that, without complying with Japanese laws and regulations, that it will not offer, sell or deliver, directly or indirectly, any Notes in Japan or to residents of Japan, including any corporation or other entity organized under the laws of Japan, or to others for reoffering, resale or delivery of any Notes, directly or indirectly, in Japan or to any residents of Japan, including any corporation or other entity organized under the laws of Japan.

PAYMENT AND PAYING AGENTS

     A beneficial interest in a Temporary Global Note must be exchanged for a beneficial interest in a Permanent Global Note before interest payments can be received, except as provided in this paragraph. Interest payable in respect of a beneficial interest in a Temporary Global Note on an Interest Payment Date occurring prior to the Exchange Date will be paid only upon certification, in the form set forth in the Indenture and to the effect set forth above under "Form, Denomination and Transfer", by the person owning such beneficial interest in such Temporary Global Note on such Interest Payment Date. A certification pursuant to the preceding sentence shall be deemed a request to exchange a beneficial interest in the Temporary Global Note for an equivalent beneficial interest in a Permanent Global Note as of the Exchange Date and such exchange shall be made without further certification by the person entitled to such beneficial interest in such Permanent Global Note.

     Payments of interest in respect of each Temporary Global Note, under the circumstance set forth in the preceding paragraph and payments of principal and interest in respect of each Permanent Global Note will be made to each of Euroclear and Cedel with respect to that portion of any such Temporary Global Note and Permanent Global Note held for its account. Each of Euroclear and Cedel will undertake in such circumstances to credit the payments received by it to the accounts of the holders whose Notes are represented by beneficial interests in such Temporary Global Note or Permanent Global Note. None of Ford Credit, the Trustee or any paying agent will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in a Global Note or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests.

     Payments in respect of Definitive Notes and coupons will be made only at the offices of such paying agents located outside the United States as Ford Credit may from time to time appoint, upon presentation and surrender of the Notes or appropriate coupons, as the case may be. At the direction of the Holder of any Definitive Note or coupon, and subject to applicable laws and regulations, payment on such Note or coupon will be made by check drawn on a bank in a city in the country issuing the currency in which a Note is denominated (The City of New York for Notes denominated in U.S. dollars) or by wire transfer to an account denominated in such currency maintained by such Holder with a bank located outside the United States. If payment in U.S. dollars at the offices of all such paying agents outside the United States becomes illegal or is effectively precluded because of the imposition of exchange controls or similar restrictions on the full payment or receipt of such amounts in U.S. dollars, Ford Credit will appoint an office or agent in the United States at which such payment may be made. Except as described in the preceding sentence, no payment on the Notes will be made by mail to an address in the United States or by transfer to an account maintained by the Holder in the United States.

     Ford Credit has initially appointed as paying agents for payments on the Notes and coupons the principal offices of Chemical Bank in London and Kredietbank S.A. Luxembourgeoise in Luxembourg. Ford Credit may vary or terminate the appointment of any paying agent, but as long as any Note remains outstanding, Ford Credit will maintain a paying agent in London and, so long as the Notes are listed on the Luxembourg Stock Exchange and the rules of the Luxembourg Stock Exchange so require, a paying agent in Luxembourg.

     All moneys paid by Ford Credit to the Trustee or a paying agent for the payment of principal of or interest on any Note that remain unclaimed at the end of two years after such principal or interest shall have become due and payable will be repaid to Ford Credit and the Holder of such Note or any coupon appertaining thereto will thereafter look only to Ford Credit for payment thereof.

REDEMPTION

     Except as set forth hereunder and under "Mandatory Redemption", or in an applicable Pricing Supplement, the Notes may not be redeemed prior to Stated Maturity. If (a) as a result of any change in, or amendment to, the laws (or any regulations or rulings promulgated thereunder) of the United States (or any political subdivision or taxing authority thereof or therein), or any change in, or amendments to, official position regarding the application or interpretation of such laws, regulations or rulings, which change or amendment is announced or becomes effective on or after October 10, 1995, Ford Credit becomes or will become obligated to pay additional amounts as described herein under the heading "Payment of Additional Amounts" or (b) any act is taken by a taxing authority of the United States on or after October 10, 1995, whether or not such act is taken with respect to Ford Credit or any affiliate, that results in a substantial probability that Ford Credit will or may be required to pay such additional amounts, then Ford Credit may, at its option, redeem, as a whole but not in part, the Notes of the same type and issued on the same dates as to which Ford Credit will or may be required to pay such additional amounts, upon not less than 35 days' nor more than 60 days' published notice in accordance with "Notices" below at 100% of their principal amount, together with interest accrued thereon to the date fixed for redemption; provided that Ford Credit determines, in its business judgment, that the obligation to pay such additional amounts cannot be avoided by the use of reasonable measures available to it, not including substitution of the obligor under the Notes. No redemption pursuant to
(b) above may be made unless Ford Credit shall have received an opinion of independent counsel to the effect that an act taken by a taxing authority of the United States results in a substantial probability that it will or may be required to pay the additional amounts described herein under the heading "Payment of Additional Amounts" and Ford Credit shall have delivered to the Trustee a certificate, signed by a duly authorized officer, stating that based on such opinion Ford Credit is entitled to redeem the Notes pursuant to their terms.

MANDATORY REDEMPTION

     Ford Credit shall redeem the Notes as a whole but not in part, upon not less than 60 days' nor more than 90 days' published notice in accordance with "Notices" below at 100% of their principal amount, together with interest accrued to the date fixed for redemption, after determination by Ford Credit as soon as practicable, based on a written opinion of independent counsel, and prompt notice thereof to the Trustee, that any certification, identification or information reporting requirements of United States law or regulation with regard to the nationality, residence or identity of a beneficial owner of a Note or a coupon appertaining thereto would be applicable to a payment of principal of or interest on a Note or a coupon appertaining thereto made outside the United States by Ford Credit or a paying agent as agent for Ford Credit and not as agent for the beneficial owner (other than a requirement that would not be applicable to a payment made to a custodian, nominee or other agent of the beneficial owner, or which could be satisfied by the holder, custodian, nominee or other agent certifying that the beneficial owner is not a United States person; provided, however, in each case that payment by a custodian, nominee or agent (who is not under law in effect as of the date of issuance of the Notes subject to information reporting requirements) to the beneficial owner is not otherwise subject to any certification, identification or information reporting requirement referred to in this sentence). The Trustee shall, as soon as practicable after receipt of notice of such determination by Ford Credit, give prompt notice thereof in accordance with "Notices" below, stating in the notice the effective date of such certification, identification or information reporting requirements and the dates within which the redemption shall occur. The mandatory redemption of the Notes must take place on such date, not later than one year after the publication of notice by the Trustee of Ford Credit's determination as provided in the next preceding sentence, as Ford Credit shall determine by notice to the Trustee at least 75 days before the redemption date, unless notice within a shorter period is acceptable to the Trustee. Ford Credit shall not so redeem the Notes, however, if Ford Credit shall, based on a subsequent event, determine based on a written opinion of independent counsel, not less than 30 days prior to the date fixed for redemption, that no payment would be subject to any requirement described above, in which case the Trustee shall give prompt notice of that determination in accordance with "Notices" below and any earlier redemption notice shall be deemed revoked and of no further effect.

     Notwithstanding the preceding paragraph, if and so long as the certification, identification or information reporting requirements referred to in the preceding paragraph would be fully satisfied by payment of United States withholding, backup withholding or a similar tax, Ford Credit may elect, prior to publication of the notice of redemption, to have the provisions of this paragraph apply in lieu of the provisions of the next preceding paragraph. In that event, Ford Credit will pay as additional interest such additional amounts as are necessary in order that, following the effective date of such requirements, every net payment made outside the United States by Ford Credit or a paying agent of the principal of and interest on a Note or a coupon appertaining thereto to a holder who is not a United States person as defined under "Payment of Additional Amounts" (but without any requirement that the nationality, residence or identity of such holder be disclosed to Ford Credit, a paying agent acting as agent of Ford Credit or any governmental authority), after deduction for United States withholding, backup withholding or a similar tax (other than a withholding, backup withholding or similar tax which (i) would not be applicable in the circumstances referred to in the parenthetical clause of the first sentence of the preceding paragraph, (ii) is imposed as a result of the fact that Ford Credit, or a paying agent acting as agent of Ford Credit has actual knowledge that the beneficial owner of the Note or coupon is within the category of persons described in clause 1 of "Payment of Additional Amounts", or
(iii) is imposed as a result of presentation of the Note or coupon for payment more than 15 days after the date on which such payment becomes due and payable or on which payment thereof is duly provided for, whichever occurs later), will not be less than the amount provided in the Note or the coupon to be then due and payable.

REPLACEMENT OF NOTES AND COUPONS

     In case any Note or coupon shall become mutilated or defaced or be apparently destroyed, lost or stolen, Ford Credit shall execute and the Trustee shall authenticate and deliver outside the United States a new Note with appropriate coupons attached, in exchange and substitution for the mutilated or defaced Note or the Note to which the mutilated or defaced coupon was attached, or in lieu of and in substitution for the apparently destroyed, lost or stolen Note or the Note to which the apparently destroyed, lost or stolen coupon was attached. In every case the applicant for a substitute Note shall furnish to Ford Credit and to the Trustee or its designated agent such security or indemnity as may be required by them to indemnify and defend and to save each of them and any agent of theirs harmless and, in every case of destruction, loss or theft, evidence to their satisfaction of the apparent destruction, loss or theft of such Notes or coupons and of the ownership thereof. Upon the issuance of any substitute Note, Ford Credit may require the payment of a sum sufficient to cover any tax or other governmental charge that may be imposed in relation thereto and any other expenses (including the fees and expenses of the Trustee and its designated agents) connected therewith.

PAYMENT OF ADDITIONAL AMOUNTS

     Ford Credit will, subject to the exceptions and limitations set forth below, pay as additional interest on the Notes, such additional amounts as are necessary in order that the net payment by Ford Credit or a paying agent of the principal of and interest on the Notes or the coupons appertaining thereto to a holder who is not a United States person (as defined below), after deduction for any present or future tax, assessment or governmental charge of the United States or a political subdivision or taxing authority thereof or therein, imposed by withholding with respect to the payment, will not be less than the amount provided in the Notes or any coupons to be then due and payable; provided, however, that the foregoing obligation to pay additional amounts shall not apply:

          (1) to a tax, assessment or governmental charge that is imposed or withheld solely by reason of the holder, or a fiduciary, settlor, beneficiary, member or shareholder of the holder if the holder is an estate, trust, partnership or corporation, or a person holding a power over an estate or trust administered by a fiduciary holder, being considered as:

             (a) being or having been present or engaged in trade or business in the United States or having or having had a permanent establishment in the United States;

             (b) having a current or former relationship with the United States, including a relationship as a citizen or resident thereof;

             (c) being or having been a foreign or domestic personal holding company, a passive foreign investment company or a controlled foreign corporation with respect to the United States or a corporation that has accumulated earnings to avoid United States federal income tax; or

             (d) being or having been a "10-percent shareholder" of Ford Credit as defined in section 871(h)(3) of the United States Internal Revenue Code or any successor provision;

          (2) to any holder that is not the sole beneficial owner of the Note or any coupon appertaining thereto, or a portion of either, or that is a fiduciary or partnership, but only to the extent that a beneficiary or settlor with respect to the fiduciary, a beneficial owner or member of the partnership would not have been entitled to the payment of an additional amount had the beneficiary, settlor, beneficial owner or member received directly its beneficial or distributive share of the payment;

          (3) to a tax, assessment or governmental charge that is imposed or withheld solely by reason of the failure to comply with certification, identification or information reporting requirements concerning the nationality, residence, identity or connection with the United States of the holder or beneficial owner of such Note or any coupon appertaining thereto, if compliance is required by statute or by regulation of the United States Treasury Department as a precondition to exemption from such tax, assessment or other governmental charge;

          (4) to a tax, assessment or governmental charge that is imposed otherwise than by withholding by Ford Credit or a paying agent from the payment;

          (5) to a tax, assessment or governmental charge that is imposed or withheld solely by reason of a change in law, regulation, or administrative or judicial interpretation that becomes effective more than 15 days after the payment becomes due or is duly provided for, whichever occurs later;

          (6) to an estate, inheritance, gift, sales, excise, transfer, wealth or personal property tax or a similar tax, assessment or governmental charge;

          (7) to any tax, assessment or other governmental charge required to be withheld by any paying agent from any payment of principal of or interest on any Note, if such payment can be made without such withholding by any other paying agent; or

          (8) in the case of any combination of items (1), (2), (3), (4), (5),
     (6) and (7).

The Notes and any coupons appertaining thereto are subject in all cases to any tax, fiscal or other law or regulation or administrative or judicial interpretation applicable thereto. Except as specifically provided under this heading "Payment of Additional Amounts" and under the heading "Description of Notes -- Mandatory Redemption", Ford Credit shall not be required to make any payment with respect to any tax, assessment or governmental charge imposed by any government or a political subdivision or taxing authority thereof or therein.

     As used under this heading "Payment of Additional Amounts" and under the heading "United States Taxation", the term "United States" means the United States of America (including the

States and the District of Columbia) and its territories, its possessions and other areas subject to its jurisdiction and "United States person" means any individual who is a citizen or resident of the United States, a corporation, partnership or other entity created or organized in or under the laws of the United States or any estate or trust the income of which is subject to United States federal income taxation regardless of its source; provided, however, that elsewhere in this Prospectus Supplement such terms shall have the meanings given to them by the United States Internal Revenue Code or Regulation S under the United States Securities Act of 1933, as amended (the "Securities Act"), as applicable.

NOTICES

     Notices to holders of the Notes will be given only by publication in Authorized Newspapers in The City of New York, in London, and, so long as the Notes are listed on the Luxembourg Stock Exchange, in Luxembourg. It is expected that publication will be made in The City of New York in The Wall Street Journal, in London in the Financial Times and in Luxembourg in the Luxemburger Wort. Any such notice shall be deemed to have been given on the date of such publication or, if published more than once, on the date of the first such publication.

GOVERNING LAW

     The Indenture, the Notes and the coupons will be governed by, and construed in accordance with, the laws of the State of New York. Courts in the United States have not customarily rendered judgments for money damages denominated in any currency other than the U.S. dollar. The Judiciary Law of the State of New York provides, however, that an action based upon an obligation denominated in a currency other than U.S. dollars will be rendered in the foreign currency of the underlying obligation and converted into U.S. dollars at a rate of exchange prevailing on the date of the entry of the judgment or decree.

                         SPECIAL PROVISIONS RELATING TO
                             FOREIGN CURRENCY NOTES

GENERAL

     Unless otherwise indicated in the applicable Pricing Supplement, the Notes will be denominated in U.S. dollars, payments of principal of and interest on the Notes will be made in U.S. dollars and payment of the purchase price of the Notes must be made in immediately available funds. If any of the Notes are to be denominated in a currency or currencies other than U.S. dollars (a "Specified Currency"), the following provisions shall apply in addition to, and to the extent inconsistent therewith shall replace, the description of general terms and provisions of Notes set forth in the accompanying Prospectus and elsewhere in this Prospectus Supplement.

     A Pricing Supplement with respect to any Foreign Currency Note (which may include information with respect to applicable current foreign exchange controls) is a part of this Prospectus and Prospectus Supplement. Any information concerning exchange rates is furnished as a matter of information only and should not be regarded as indicative of the range of or trends in fluctuations in currency exchange rates that may occur in the future.

CURRENCIES

     Ford Credit may offer Foreign Currency Notes denominated in Australian dollars, Canadian dollars, Danish kroner, Deutsche Marks, Dutch guilders, Italian lire, Japanese yen, New Zealand dollars, ECU or other Specified Currencies. Unless otherwise indicated in the applicable Pricing Supplement, purchasers are required to pay for Foreign Currency Notes in the Specified Currency. Specific information about the Specified Currency in which a particular Foreign Currency Note is denominated, including historical exchange rates and a description of the currency and any exchange controls, will be set forth in the applicable Pricing Supplement to the extent not set forth herein. Deutsche Mark Notes will have a maturity of not less than 2 years. At the date of this Prospectus Supplement, the Deutsche Bundesbank does not approve the issue of commodity-linked Deutsche Mark Notes.

     Each Foreign Currency Note will provide that the obligation to pay the principal thereof and interest thereon in the currency in which such Foreign Currency Note is denominated is of the essence. The obligation of Ford Credit to make payments in the currency in which a Foreign Currency Note is denominated shall, notwithstanding any payment in any other currency (whether pursuant to a judgment or otherwise), be discharged only to the extent of the amount in the currency in which such Foreign Currency Note is denominated that the Holder of such Foreign Currency Note may purchase with the amount paid in such other currency. If the amount in the currency in which such Foreign Currency Note is denominated that may be so purchased is for any reason less than the amount originally due, Ford Credit shall pay such additional amounts in the currency in which such Foreign Currency Note is denominated as may be necessary to compensate for any such shortfall.

INFORMATION CONCERNING ECU DENOMINATED NOTES

     Value of the ECU. Subject to the provisions under "Payment in a Component Currency" below, the composition of the ECU with respect to any Notes denominated in ECU ("ECU Notes"), will be equal to the composition of the ECU that is from time to time used as the unit of account of the European Communities ("EC") and which is at the date hereof composed of specified amounts of the currencies of twelve of the member countries of the European Union ("EU") as shown below.

     Pursuant to Council Regulation (EC) No. 3320/94 of 22nd December, 1994 the composition of the ECU is as follows:

   0.6242    German mark                       0.130   Luxembourg franc
  0.08784    Pound sterling                   0.1976   Danish krone
    1.332    French francs                  0.008552   Irish pound
151.8        Italian lire                      1.440   Greek drachmas
   0.2198    Dutch guilder                     6.885   Spanish pesetas
    3.301    Belgian francs                    1.393   Portuguese escudos

     Changes as to the nature or composition of the ECU may be made by the EU, in which event the ECU will change accordingly.

     Payment in a Component Currency. With respect to each due date for the payment of principal of, or interest on, any ECU Notes on or prior to which the ECU is neither used as the unit of account of the EC nor used as the currency of the EU, the Trustee shall, without liability on its part but after consultation with Ford Credit and having regard to the availability to Ford Credit of the relevant currency, choose a component currency (the "Chosen Currency") of the ECU in which all payments due on that due date with respect to any ECU Notes and coupons shall be made. Notice of the Chosen Currency selected by the Trustee shall, where practicable, be published in the manner described in "Notices" above. The amount of each payment in such Chosen Currency shall be computed on the basis of the equivalent of the ECU in that currency, determined as described below, net of any cost of conversion, as of the fourth business day in Luxembourg prior to the date on which such payment is due.

     On the first business day in Luxembourg on which the ECU is neither used as the unit of account of the EC nor used as the currency of the EU, the Trustee shall, without liability on its part but after consultation with Ford Credit and having regard to the availability to Ford Credit of the relevant currency, choose a Chosen Currency in which all payments with respect to any ECU Notes and coupons having a due date prior thereto but not yet presented for payment are to be made. The amount of each payment in such Chosen Currency shall be computed on the basis of the equivalent of the ECU in that currency, determined as described below, net of any cost of conversion, as of such first business day.

     The equivalent of the ECU in the relevant Chosen Currency as of any date (the "Day of Valuation") shall be determined by, or on behalf of, the Luxembourg Stock Exchange on the following basis. The amounts and components composing the ECU for this purpose (the "Components") shall be the amounts and components which composed the ECU when the ECU was most recently used as the unit of account of the EC. The equivalent of the ECU in the Chosen Currency shall be calculated by, first, aggregating the U.S. dollar equivalents of the Components; and then, using the rate used for determining the U.S. dollar equivalent of the Components in the Chosen Currency as set forth below, calculating the equivalent in the Chosen Currency of such aggregate amount in U.S. dollars.

     The U.S. dollar equivalent of each of the Components shall be determined by, or on behalf of, the Luxembourg Stock Exchange on the basis of the middle spot delivery quotations prevailing at 2:30 p.m. Luxembourg time on the Day of Valuation, as obtained by, or on behalf of, the Luxembourg Stock Exchange from one or more major banks, as selected by the Trustee, in the country of issue of the component currency in question.

     If for any reason no direct quotations are available for a Component as of a Day of Valuation from any of the banks selected by the Trustee for this purpose, in computing the dollar equivalent of such Component, the Luxembourg Stock Exchange shall (except as provided below) use the most recent direct quotations for such Component obtained by it or on its behalf, provided that such quotations were prevailing in the country of issue not more than two business days before such Day of Valuation. If such most recent quotations were so prevailing more than two business days in the country of issue before such Day of Valuation, the Luxembourg Stock Exchange shall determine the U.S. dollar equivalent of such Component on the basis of cross rates derived from the middle spot delivery quotations for such component currency and for the U.S. dollar prevailing at 2:30 p.m. Luxembourg time on such Day of Valuation, as obtained by, or on behalf of, the Luxembourg Stock Exchange from one or more major banks, as selected by the Trustee, in a country other than the country of issue of such component currency. Notwithstanding the foregoing, the Luxembourg Stock Exchange shall determine the U.S. dollar equivalent of such Component on the basis of such cross rates if the Trustee judges that the equivalent so calculated is more representative than the U.S. dollar equivalent calculated as provided in the first sentence of this paragraph. Unless otherwise specified by the Trustee, if there is more than one market for dealing in any component currency by reason of foreign exchange regulations or for any other reason, the market to be referred to in respect of such currency shall be that upon which a non-resident issuer of securities denominated in such currency would purchase such currency in order to make payments in respect of such securities.

     If the official unit of any component currency is altered by way of combination or subdivision, the number of units of that currency as a Component shall be divided or multiplied in the same proportion. If two or more component currencies are consolidated into a single currency, the amounts of those currencies as Components shall be replaced by an amount in such single currency equal to the sum of the amounts of the consolidated component currencies expressed in such single currency. If any component currency is divided into two or more currencies, the amount of that currency as a Component shall be replaced by amounts of such two or more currencies, each of which shall be equal to the amount of the former component currency divided by the number of currencies into which that currency was divided.

     Payments in a component currency will be made in the Chosen Currency at the specified office of a paying agent in the country of the Chosen Currency, or, if none or at the option of the holder, at the specified office of any paying agent either by a check drawn on, or by transfer to an account maintained by the holder with, a bank in the principal financial center of the country of the Chosen Currency.

     All determinations made by the Trustee or by, or on behalf of, the Luxembourg Stock Exchange shall be at its sole discretion and shall, in the absence of manifest error, be conclusive for all purposes and binding on Ford Credit and all holders of any ECU Notes and coupons.

OUTSTANDING FOREIGN CURRENCY NOTES

     Under the Indenture, the principal amount of any Foreign Currency Note at any time Outstanding shall be deemed to be the U.S. dollar equivalent, determined as of the date Ford Credit agreed to sell such Foreign Currency Note (the "trade date"), of the principal amount of such Foreign Currency Note.

PAYMENT CURRENCY

     If a Specified Currency is not available for the payment of principal or interest with respect to a Foreign Currency Note due to the imposition of exchange controls or other circumstances beyond the control of Ford Credit, Ford Credit will be entitled to satisfy its obligations to Holders of Foreign Currency Notes by making such payment in U.S. dollars on the basis of the noon buying rate in The City of New York for cable transfers of the Specified Currency as certified for customs purposes by the Federal Reserve Bank of New York (the "Market Exchange Rate") on the basis of the most recently available Market Exchange Rate or as otherwise indicated in an applicable Pricing Supplement. Any payment made under such circumstances in U.S. dollars where the required payment is in a Specified Currency will not constitute a default under the Indenture.

                                 CURRENCY RISKS

     An investment in Notes not denominated in the currency of the country in which a purchaser is resident or the currency in which a purchaser conducts its business ("home currency") entails significant risks (over which Ford Credit has no control) that are not associated with a similar investment in a security denominated in the home currency. Such risks include, without limitation, the possibility of significant changes in the rate of exchange between the home currency and the currency in which the Notes are denominated and the possibility of the imposition or modification of foreign exchange controls by either the United States or foreign governments, which risks generally depend on economic and political events. In recent years, certain rates of exchange have been volatile and such volatility may occur in the future. The exchange rate between two currencies is at any moment a result of the supply and demand for such currencies, and changes in the rate result over time from the interaction of many factors, among which are rates of inflation, interest rate levels, balances of payments and the extent of governmental surpluses or deficits in the countries of such currencies. These factors are in turn sensitive to the monetary, fiscal and trade policies pursued by such governments and those of other countries important to international trade and finance. Fluctuations in any particular exchange rate that have occurred in the past are not necessarily indicative, however, of fluctuations in the rate that may occur during the term of any Note. Depreciation of the currency applicable to a Note against a home currency would result in a decrease in the effective yield of such Note below its coupon rate, and in certain circumstances could result in a loss to the investor on a home currency basis.

     Foreign exchange rates can either float or be fixed by sovereign governments. Exchange rates of most economically developed nations are permitted to fluctuate in value relative to the U.S. dollar. Governments, however, rarely voluntarily allow their currencies to float freely in response to economic forces. Governments in fact use a variety of techniques, such as intervention by a country's central bank or imposition of regulatory controls or taxes, to affect the exchange rate of their currencies. Governments may also issue a new currency to replace an existing currency or alter the exchange rate or relative exchange characteristics by devaluation or revaluation of a currency. Thus, a special risk in purchasing Notes is that their home currency-equivalent yields could be affected by governmental actions that change or interfere with theretofore freely determined currency valuation, fluctuations in response to other market forces and the movement of currencies across borders. There will be no adjustment or change in the terms of the Notes in the event that exchange rates should become fixed, or in the event of any devaluation or revaluation or imposition of exchange or other regulatory controls or taxes, or in the event of other developments, affecting any applicable currency or currency unit.

     THE PROSPECTUS, INCLUDING THIS PROSPECTUS SUPPLEMENT, DOES NOT DESCRIBE ALL RISKS THAT RESULT FROM THE NOTES BEING DENOMINATED IN A CURRENCY OTHER THAN THE PURCHASER'S HOME CURRENCY EITHER AS SUCH RISKS EXIST AT THE DATE OF THIS PROSPECTUS SUPPLEMENT OR AS SUCH RISKS MAY CHANGE FROM TIME TO TIME. PROSPECTIVE PURCHASERS SHOULD CONSULT THEIR OWN FINANCIAL AND LEGAL ADVISORS AS TO THE RISKS ENTAILED BY AN INVESTMENT IN THE NOTES. NOTES MAY NOT BE AN APPROPRIATE INVESTMENT FOR PROSPECTIVE PURCHASERS WHO ARE UNSOPHISTI-CATED WITH RESPECT TO CURRENCY TRANSACTIONS.

                             UNITED STATES TAXATION

     In the opinion of Sullivan & Cromwell, special tax counsel for Ford Credit and Shearman & Sterling, counsel for the Agents, provided the Notes and coupons appertaining thereto are offered, sold and delivered, and interest and principal are paid, in accordance with the terms of the Indenture and the Euro Sales Agency Agreements between Ford Credit and each of the Agents, under present United States federal tax law:

          (1) The principal (including original issue discount, if any) of and interest on a Note or a coupon appertaining thereto paid by Ford Credit or a paying agent to, and proceeds or gain from a sale or redemption of a Note or a coupon appertaining thereto by, a holder who is not a United States person will not be subject to United States federal income or withholding tax, provided that:

             (a) neither the holder, nor a partner, fiduciary, settlor or beneficiary of the holder, if the holder is a partnership or an estate or trust, or a person holding a power over an estate or trust administered by a fiduciary holder, is considered as:

                (i) being or having been present or engaged in trade or business in the United States or having or having had a permanent establishment therein;

                (ii) having a current or former relationship with the United States, including a relationship as a citizen or resident thereof;

                (iii) being or having been a foreign or domestic personal holding company, a passive foreign investment company or a controlled foreign corporation with respect to the United States or a corporation that has accumulated earnings to avoid United States federal income tax; or

                (iv) being or having been a "10-percent shareholder" of Ford Credit as defined in section 871(h)(3) of the United States Internal Revenue Code; and

             (b) if required, it has been established that the holder is not a United States person or is not, as discussed below, subject to United States backup withholding.

          (2) A Note or a coupon appertaining thereto held at the time of death by an individual who is not a citizen or resident of the United States would not be subject to United States federal estate tax, provided that the individual would have been entitled to the payment of additional amounts under "Description of Notes -- Payment of Additional Amounts" if interest that was subject to United States federal income or withholding tax had been received by him on such Note or coupon at the time of his death.

     Such counsel have advised that, under present United States federal tax law, unless Ford Credit or a paying agent has actual knowledge that the holder of a Note or a coupon appertaining thereto is a United States person, a payment on a Note by Ford Credit or a paying agent made outside the United States will not be subject to United States certification, identification or information reporting requirements or backup withholding tax.

     In addition, if payments are collected outside the United States by a foreign office of a custodian, nominee or other agent acting on behalf of a beneficial owner of a Note or a coupon appertaining thereto, such custodian, nominee or other agent will not be required to apply backup withholding to payments made to such owner. However, if the custodian, nominee or other agent is a United States person, a controlled foreign corporation for United States tax purposes or a foreign person 50% or more of whose gross income is effectively connected with the conduct of a trade or business within the United States for a specified three-year period, information reporting will be required with respect to payments made to such owner, unless such custodian, nominee or other agent has documentary evidence in its files of the owner's foreign status and has no actual knowledge to the contrary, or the owner otherwise establishes an exemption.

     Payments of the proceeds from the sale of a Note to or through a foreign office of a broker will not be subject to certification, identification or information reporting requirements or backup withholding, except that if the broker is a United States person, a controlled foreign corporation for United States tax purposes or a foreign person 50% or more of whose gross income is effectively connected with the conduct of a trade or business within the United States for a specified three-year period, information reporting will apply to such payments unless such broker has documentary evidence in its files of the holder's foreign status and has no actual knowledge to the contrary, or the holder otherwise establishes an exemption. Payment of the proceeds from a sale of a Note to or through the United States office of a broker is subject to information reporting and backup withholding unless the holder or beneficial owner certifies as to its non-United States status or otherwise establishes an exemption from information reporting and backup withholding.

     In the event of a change in United States law which results in the applicability of United States certification, identification or information reporting requirements as described under "Description of Notes -- Mandatory Redemption", Ford Credit would be required to redeem the Notes, as a whole but not in part, or, under the circumstances described under "Description of Notes -- Mandatory Redemption", to withhold any applicable United States tax and to pay additional amounts with respect thereto as described under such caption. If Ford Credit shall so redeem the Notes, Ford Credit would not be obligated to pay additional amounts with respect to any United States tax withheld from the redemption proceeds.

     Such counsel have advised that, under provisions of present United States federal tax law relating to the ownership of bearer form debt obligations, a holder of a Note who is a United States person will be subject to the following special rules unless an exception applies: If a Note is paid, sold or otherwise disposed of in a transaction that results in a taxable gain or a loss for United States federal income tax purposes, the gain will be treated as ordinary income and not as capital gain, and no deduction will be allowable in respect of the loss.

                              PLAN OF DISTRIBUTION

     The Notes are offered on a continuing basis by Ford Credit through the Agents, who have agreed to use their best efforts to solicit purchases of the Notes. Ford Credit also may sell the Notes to an Agent or other person, as principal, for resale or other distribution by such Agent or person at such prices as will be determined by such Agent or person at the time of such resale or other distribution, which prices may be higher or lower than the price to the public set forth herein. Ford Credit reserves the right to sell the Notes directly to investors on its own behalf. Unless otherwise agreed by Ford Credit and the Agents, Ford Credit will have the sole right to accept offers to purchase Notes and may reject any proposed purchase of such Notes in whole or in part. Each Agent will have the right, in its discretion reasonably exercised, to reject any proposed purchase of Notes in whole or in part. Ford Credit will pay each Agent a commission of from .050% to .600% of the principal amount of Notes, depending on the maturity of such Notes. Notes sold to an Agent or other person, as principal, will be sold to such Agent or person at prices to be determined at the time of sale and set forth in a Pricing Supplement.

     Payment of the purchase price of the Notes is required to be made in immediately available funds.

     The Agents may be deemed to be "underwriters" within the meaning of the Securities Act of 1933, as amended. Ford Credit has agreed to indemnify the Agents against certain liabilities, including liabilities under that Act.

     Under the laws of some countries, certain limitations exist on the issuance of the Notes. See "Description of Notes -- Limitations on Issuance of Notes".

     Ford Credit has been advised by the Agents that they may from time to time make a market in the Notes, but they are not obligated to do so and may discontinue such market-making at any time without notice. Further, each of the Agents may from time to time purchase and sell Notes in the secondary market, but is not obligated to do so. No assurance can be given as to the liquidity of the trading market for the Notes.

     Notes which are not listed on any German stock exchange shall only be offered in accordance with provisions of the German Securities Prospectus Act in the Federal Republic of Germany.

     In addition to offering Notes as described herein, Debt Securities having terms substantially similar to the terms of the Notes offered hereby (but constituting a separate series of Indenture Securities for purposes of the Indenture) are being offered concurrently with the offering of the Notes, on a continuing basis in the United States by Ford Credit. Any sales of such other series of Debt Securities will reduce the principal amount of Notes offered hereby.

                              GENERAL INFORMATION

     Application has been made to list the Notes on the Luxembourg Stock Exchange. In connection with the listing application, the Certificate of Incorporation and the By-Laws of Ford Credit and a legal notice relating to the issuance of the Notes have been deposited prior to listing with Greffier en Chef du Tribunal d'Arrondissement de et a Luxembourg, where copies thereof may be obtained upon request. Copies of the above documents together with this Prospectus Supplement, the accompanying Prospectus, any Pricing Supplement, the Indenture and Ford Credit's current Annual and Quarterly Reports, as well as all future Annual Reports and Quarterly Reports, will be made available for inspection at the main office of Kredietbank S.A. Luxembourgeoise in Luxembourg. In addition, copies of the Annual Reports and Quarterly Reports of Ford Credit may be obtained at such office.

     Other than as disclosed or contemplated herein or in the documents incorporated herein by reference, there has been no material adverse change in the financial position of Ford Credit since December 31, 1994.

     Neither Ford Credit nor any of its subsidiaries is involved in litigation, arbitration, or administrative proceedings relating to claims or amounts that are material in the context of the issue of the Notes and Ford Credit is not aware of any such litigation, arbitration, or administrative proceedings pending or threatened.

     In respect of Notes denominated in Deutsche Marks, Ford Credit will appoint an arranger for such Notes who is duly qualified to act as such in accordance with the Deutsche Bundesbank requirements. The German arranger, the dealers for Deutsche Mark Notes and Ford Credit will comply with the Deutsche Bundesbank statements from time to time relating to the issue of Deutsche Mark denominated Notes.

     Resolutions relating to the issue and sale of the Notes were adopted by the Board of Directors of Ford Credit on February 26, 1986, March 2, 1988, March 10, 1993 and September 29, 1993.

     The Notes have been accepted for clearance through Cedel and Euroclear.
                            ------------------------

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     Ford Credit's Annual Report on Form 10-K for the year ended December 31, 1994, Ford Credit's Quarterly Report on Form 10-Q for the quarter ended March 31, 1995, Ford Credit's Quarterly Report on Form 10-Q for the quarter ended June 30, 1995, and Ford Credit's Current Reports on Form 8-K dated January 17, 1995, February 10, 1995, February 17, 1995, February 21, 1995, March 24, 1995, July 19, 1995, August 17, 1995, October 5, 1995 and October 10, 1995 are incorporated in this Prospectus Supplement and accompanying Prospectus by reference. All documents filed by Ford Credit pursuant to Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 after the date of this Prospectus Supplement and prior to the termination of the offering of the Notes shall be deemed to be incorporated by reference into this Prospectus Supplement and accompanying Prospectus and to be a part hereof from the date of filing such documents. Such reports include, and such documents may include, information concerning Ford Motor Company, as well as Ford Credit.

     The Notes to be issued under this Prospectus Supplement and the accompanying Prospectus, and the offer, sale and listing thereof, are limited to an aggregate principal amount of up to U.S. $4,000,000,000 or the equivalent in foreign currencies or ECU determined using the rate of exchange in effect on the date of issuance. Pursuant to the Euro Sales Agency Agreements, Ford Credit has represented to the Agents that as of the issue date of any Note, the Prospectus and Prospectus Supplement as then amended or supplemented, including any documents incorporated by reference therein, will not contain an untrue statement of a material fact or omit to state a material fact necessary in order to make the statements therein not misleading. Ford Credit has given an undertaking in connection with the listing of the Notes to the effect that, so long as any Notes remain outstanding and listed on the Luxembourg Stock Exchange, in the event of any material adverse change in the business or financial condition of Ford Credit and its subsidiaries considered as a whole that is not in the ordinary course of such business and that it is not reflected in the Prospectus and Prospectus Supplement as then amended or supplemented, including any documents incorporated by reference therein, Ford Credit will amend this Prospectus Supplement and the accompanying Prospectus or issue a new Prospectus and Prospectus Supplement for use in connection with any subsequent offering and listing by Ford Credit of the Notes.

     Any Prospectus Supplement and accompanying Prospectus, together with the documents incorporated by reference therein specified in the accompanying Prospectus will be available free of charge at the office of Kredietbank S.A. Luxembourgeoise, 43 Boulevard Royal, Luxembourg.

------------------------------------------------------
------------------------------------------------------

     NO PERSON IS AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS SUPPLEMENT (INCLUDING THE ACCOMPANYING PRICING SUPPLEMENT) OR THE PROSPECTUS, AND IF GIVEN OR MADE SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED. THIS PROSPECTUS SUPPLEMENT (INCLUDING THE ACCOMPANYING PRICING SUPPLEMENT) AND THE PROSPECTUS DO NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OTHER THAN THE SECURITIES OFFERED BY THIS PROSPECTUS SUPPLEMENT (INCLUDING THE ACCOMPANYING PRICING SUPPLEMENT) AND THE PROSPECTUS OR AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY SUCH SECURITIES IN ANY JURISDICTION TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION IN SUCH JURISDICTION. NEITHER THE DELIVERY OF THIS PROSPECTUS SUPPLEMENT (INCLUDING THE ACCOMPANYING PRICING SUPPLEMENT) AND THE PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF FORD CREDIT OR FORD MOTOR COMPANY SINCE THE DATE HEREOF, OR THAT THE INFORMATION HEREIN IS CORRECT AS OF ANY TIME SINCE ITS DATE.

                               ------------------

                               TABLE OF CONTENTS

                                        PAGE
                                        -----
         PROSPECTUS SUPPLEMENT
Capitalization of Ford Motor Credit
  Company and Subsidiaries.............   S-2
Directors and Principal Executive
  Officers of Ford Credit..............   S-3
Ford Motor Credit Company and
  Consolidated Subsidiaries -- Selected
  Financial Data.......................   S-4
Selected Financial Data and Other Data
  of Ford..............................   S-7
Financial Review of Ford...............   S-8
Industry Data and Market Share of
  Ford.................................  S-11
Description of Notes...................  S-13
Special Provisions Relating to Foreign
  Currency Notes.......................  S-22
Currency Risks.........................  S-25
United States Taxation.................  S-26
Plan of Distribution...................  S-27
General Information....................  S-28
Incorporation of Certain Documents by
  Reference............................  S-29
              PROSPECTUS
Available Information..................     2
Incorporation of Certain Documents by
  Reference............................     2
Information Concerning Ford Credit.....     3
Information Concerning Ford............     3
Use of Proceeds........................     4
Description of Debt Securities.........     4
Plan of Distribution...................    10
Legal Opinions.........................    11
Experts................................    11

------------------------------------------------------
------------------------------------------------------

------------------------------------------------------
------------------------------------------------------

                              U.S. $4,000,000,000

                                   FORD MOTOR
                                 CREDIT COMPANY

                             EURO MEDIUM-TERM NOTES

                               ------------------

                                    K(LOGO)

                               ------------------

                          GOLDMAN SACHS INTERNATIONAL

                      MERRILL LYNCH INTERNATIONAL LIMITED

                                CS FIRST BOSTON
------------------------------------------------------
------------------------------------------------------

                           FORD MOTOR CREDIT COMPANY
                                DEBT SECURITIES

     Ford Credit, in October 1994, registered with the Securities and Exchange Commission $4,000,000,000 aggregate principal amount of its Debt Securities consisting of notes and/or debentures denominated in United States dollars or any other currency or currencies, to be offered from time to time in one or more series, on terms to be determined at or prior to the time of sale. The Prospectus Supplement and any Pricing Supplement accompanying this Prospectus set forth, with respect to the particular series of Debt Securities for which this Prospectus and the Prospectus Supplement and any Pricing Supplement are being delivered, the specific title, the aggregate principal amount, the authorized denominations, the currencies of issue and payment, the initial public offering price, the maturity, the interest rate or rates (which may be either fixed or variable), if any, and/or method of determination thereof, the time of payment of any interest, any redemption, extension or early repayment terms, any provision for sinking fund payments, the net proceeds to Ford Credit, the form of Debt Securities (which may be in registered form, bearer form or global form) and other specific terms relating to such series of Debt Securities.

     Ford Credit may sell the Debt Securities to or through underwriters, and also may sell the Debt Securities directly to other purchasers or through agents. See "Plan of Distribution". In addition, the Debt Securities may be sold to dealers at the applicable price to the public set forth in the Prospectus Supplement relating to a particular series of Debt Securities who later resell to investors. Such dealers may be deemed to be "underwriters" within the meaning of the Securities Act of 1933, as amended (the "Securities Act"). If any agents of Ford Credit, or any underwriters, are involved in the sale of any Debt Securities, the names of such agents or underwriters and any applicable commissions or discounts are set forth in the accompanying Prospectus Supplement.

                            ------------------------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
  EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
    SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COM-
     MISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPEC-
       TUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                The date of this Prospectus is October 10, 1995.

                             AVAILABLE INFORMATION

     FORD MOTOR CREDIT COMPANY ("FORD CREDIT") AND FORD MOTOR COMPANY ARE SUBJECT TO THE INFORMATIONAL REQUIREMENTS OF THE SECURITIES EXCHANGE ACT OF 1934 AND IN ACCORDANCE THEREWITH FILE REPORTS AND OTHER INFORMATION WITH THE SECURITIES AND EXCHANGE COMMISSION (THE "COMMISSION"). AS USED HEREIN OR IN THE PROSPECTUS SUPPLEMENT OR ANY PRICING SUPPLEMENT, "FORD" REFERS TO FORD MOTOR COMPANY AND ITS SUBSIDIARIES UNLESS THE CONTEXT OTHERWISE REQUIRES. SUCH REPORTS AND OTHER INFORMATION CAN BE INSPECTED AND COPIED AT THE PUBLIC REFERENCE FACILITIES MAINTAINED BY THE COMMISSION AT 450 FIFTH STREET, N.W., WASHINGTON, D.C. 20549 AND AT THE FOLLOWING REGIONAL OFFICES OF THE COMMISSION: 7 WORLD TRADE CENTER, 13TH FLOOR, NEW YORK, NEW YORK 10048 AND NORTHWEST ATRIUM CENTER, 500 WEST MADISON STREET, SUITE 1400, CHICAGO, ILLINOIS 60661. COPIES OF SUCH MATERIAL CAN BE OBTAINED FROM THE PUBLIC REFERENCE SECTION OF THE COMMISSION AT 450 FIFTH STREET, N.W., WASHINGTON, D.C. 20549 AT PRESCRIBED RATES. SUCH REPORTS AND OTHER INFORMATION CONCERNING FORD CREDIT AND FORD CAN ALSO BE INSPECTED AT THE OFFICES OF THE NEW YORK STOCK EXCHANGE, INC., 20 BROAD STREET, NEW YORK, NEW YORK 10005, ON WHICH CERTAIN OF FORD CREDIT'S DEBT SECURITIES ARE LISTED.

     Ford Credit has filed with the Commission a Registration Statement under the Securities Act with respect to the Debt Securities offered hereby. This Prospectus, the Prospectus Supplement and any Pricing Supplement do not contain all the information set forth in the Registration Statement and the exhibits and schedules thereto, certain portions of which have been omitted pursuant to the rules and regulations of the Commission. The information so omitted may be obtained from the Commission's principal office in Washington, D.C. upon payment of the fees prescribed by the Commission.

                            ------------------------

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     Ford Credit's Annual Report on Form 10-K for the year ended December 31, 1994 (the "1994 10-K Report"), Ford Credit's Quarterly Report on Form 10-Q for the quarter ended March 31, 1995 (the "First Quarter 10-Q Report"), Ford Credit's Quarterly Report on Form 10-Q for the quarter ended June 30, 1995 (the "Second Quarter 10-Q Report"), and Ford Credit's Current Reports on Form 8-K dated January 17, 1995, February 10, 1995, February 17, 1995, February 21, 1995, March 24, 1995, July 19, 1995, August 17, 1995, October 5, 1995 and October 10,
1995 are incorporated in this Prospectus by reference. All documents filed by Ford Credit pursuant to Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 after the date of this Prospectus and prior to the termination of the offering of the Debt Securities shall be deemed to be incorporated by reference into this Prospectus and to be a part hereof from the date of filing such documents. Such reports include, and such documents may include, information concerning Ford, as well as Ford Credit.

     FORD CREDIT UNDERTAKES TO PROVIDE WITHOUT CHARGE TO EACH PERSON TO WHOM A COPY OF THIS PROSPECTUS, THE PROSPECTUS SUPPLEMENT AND ANY PRICING SUPPLEMENT HAVE BEEN DELIVERED, ON THE WRITTEN OR ORAL REQUEST OF ANY SUCH PERSON, A COPY OF ANY OR ALL OF THE DOCUMENTS REFERRED TO ABOVE WHICH HAVE BEEN OR MAY BE INCORPORATED BY REFERENCE IN THIS PROSPECTUS, THE PROSPECTUS SUPPLEMENT AND ANY PRICING SUPPLEMENT, OTHER THAN EXHIBITS TO SUCH DOCUMENTS. WRITTEN OR TELEPHONIC REQUESTS FOR SUCH DOCUMENTS SHOULD BE DIRECTED TO FORD MOTOR CREDIT COMPANY, THE AMERICAN ROAD, DEARBORN, MICHIGAN 48121, ATTENTION: PUBLIC AFFAIRS DEPARTMENT (TELEPHONE 313-594-1096).

                       INFORMATION CONCERNING FORD CREDIT

     Ford Credit was incorporated in Delaware in 1959 and is a wholly-owned subsidiary of Ford. As used herein "Ford Credit" refers to Ford Motor Credit Company and its subsidiaries unless the context otherwise requires.

     Ford Credit provides wholesale financing and capital loans to franchised Ford Motor Company vehicle dealers and other dealers associated with such franchisees and purchases retail installment sale contracts and retail leases from them. Ford Credit also makes loans to vehicle leasing companies, the majority of which are affiliated with such dealers. In addition, a wholly-owned subsidiary of Ford Credit provides these financing services in the U.S. to other vehicle dealers. More than 84% of all new vehicles financed by Ford Credit are manufactured by Ford or its affiliates. In addition to vehicle financing, Ford Credit makes loans to affiliates of Ford, finances certain receivables of Ford and its subsidiaries, and offers diversified financing services which are managed by USL Capital Corporation ("USL Capital"), a wholly-owned subsidiary of Ford Holdings, Inc. ("Ford Holdings"). Ford Credit also manages the insurance business of The American Road Insurance Company ("American Road"), a wholly-owned subsidiary of Ford Holdings. Ford Credit also is a significant equity participant in Ford Holdings whose primary activities are consumer and commercial financing operations, insurance underwriting and equipment leasing.

     The mailing address of Ford Credit's executive offices is The American Road, Dearborn, Michigan 48121. The telephone number of such offices is (313) 322-3000.

                            ------------------------

                          INFORMATION CONCERNING FORD

     The business of Ford Credit is substantially dependent upon Ford. Ford is the second-largest producer of cars and trucks in the world, and ranks among the largest providers of financial services in the United States.

     Ford's two principal business segments are Automotive and Financial Services. The activities of the Automotive segment consist of the design, manufacture, assembly and sale of cars and trucks and related parts and accessories. The Financial Services segment is comprised of the following direct subsidiaries, the activities of which include financing operations, vehicle and equipment leasing and insurance operations: Ford Credit, Ford Credit Europe plc ("Ford Credit Europe"), Ford Holdings, The Hertz Corporation and Granite Management Corporation (formerly First Nationwide Financial Corporation). Ford Holdings is a holding company that owns primarily Associates First Capital Corporation ("The Associates"), USL Capital and American Road. In addition, there are a number of international affiliates not listed above that are consolidated in the total Financial Services results, but are managed by either Ford Credit (which manages Ford Credit Europe, as well as other international affiliates), The Associates or USL Capital.

                            ------------------------

     THIS PROSPECTUS CONTAINS BRIEF SUMMARIES OF CERTAIN MORE DETAILED INFORMATION CONTAINED IN DOCUMENTS INCORPORATED HEREIN BY REFERENCE. SUCH SUMMARIES ARE QUALIFIED IN THEIR ENTIRETY BY THE DETAILED INFORMATION CONTAINED IN THE INCORPORATED DOCUMENTS.

                            ------------------------

                                USE OF PROCEEDS

     Except as otherwise provided in the Prospectus Supplement, the net proceeds from the sale of the Debt Securities will be added to the general funds of Ford Credit and will be available for the purchase of receivables, for loans and for use in connection with the retirement of debt. Such proceeds initially may be used to reduce short-term borrowings (commercial paper, borrowings under bank lines of credit and borrowings under agreements with bank trust departments) or may be invested temporarily in short-term securities.

     Ford Credit expects to issue additional long-term and short-term debt from time to time. The nature and amount of Ford Credit's long-term and short-term debt and the proportionate amount of each can be expected to vary from time to time, as a result of business requirements, market conditions and other factors.

                         DESCRIPTION OF DEBT SECURITIES

     The Debt Securities are to be issued in one or more series under an Indenture dated as of February 1, 1985, as supplemented from time to time (the "Indenture"), between Ford Credit and Chemical Bank as successor to Manufacturers Hanover Trust Company, Trustee, 450 West 33rd Street, New York, New York 10001. The term "Trustee", as used herein, shall mean Chemical Bank and, if at any time there is more than one Trustee acting under the Indenture, the term "Trustee" as used herein with respect to Indenture Securities (as defined below) of any particular series shall mean the Trustee with respect to the Indenture Securities of such series. The following statements with respect to the Debt Securities are subject to the detailed provisions of the Indenture, the form of which is filed as an exhibit to the Registration Statement. Parenthetical references below are to the Indenture or the respective Forms of Security contained therein and, whenever any particular provision of the Indenture or any term used therein is referred to, such provision or term is incorporated by reference as a part of the statement in connection with which such reference is made, and the statement in connection with which such reference is made is qualified in its entirety by such reference.

     The particular terms of each series of Debt Securities, as well as any modification or addition to the general terms of the Debt Securities as herein described, which may be applicable to a particular series of Debt Securities, are described in the Prospectus Supplement and any Pricing Supplement relating to such series of Debt Securities and will be set forth in a filing with the Commission. Accordingly, for a description of the terms of a particular series of Debt Securities, reference must be made to both the Prospectus Supplement and any Pricing Supplement relating to such series and to the description of Debt Securities set forth in this Prospectus.

GENERAL

     The Debt Securities offered hereby will be limited to $4,000,000,000 aggregate principal amount or the equivalent thereof in any currency, although the Indenture provides that additional debt securities may be issued thereunder up to the aggregate principal amount, which is not limited by the Indenture, authorized from time to time by Ford Credit's Board of Directors. So long as a single Trustee is acting for the benefit of the holders of all the Debt Securities offered hereby and any such additional debt securities issued under the Indenture, the Debt Securities and any such additional debt securities are herein collectively referred to as the "Indenture Securities". The Indenture also provides that there may be more than one Trustee under the Indenture, each with respect to one or more different series of Indenture Securities. See also "Trustee" herein. At any time when two or more Trustees are acting, each with respect to only certain series, the term "Indenture Securities" as used herein shall mean the one or more series with respect to which each respective Trustee is acting and the powers and trust obligations of each such Trustee as described herein shall extend only to the one or more series of Indenture Securities for which it is acting as Trustee. The effect of the provisions contemplating that there might be more than one Trustee acting for different series of

Indenture Securities is that, in that event, those Indenture Securities (whether of one or more than one series) for which each Trustee is acting would be treated as if issued under a separate indenture.

     The Prospectus Supplement and any Pricing Supplement which accompany this Prospectus sets forth a description of the particular series of Debt Securities being offered thereby, including: (1) the designation or title of such Debt Securities; (2) the aggregate principal amount of such Debt Securities; (3) the percentage of their principal amount at which such Debt Securities will be offered; (4) the date or dates on which the principal of such Debt Securities will be payable; (5) the rate or rates (which may be either fixed or variable) and/or the method of determination of such rate or rates at which such Debt Securities shall bear interest, if any; (6) the date or dates from which any such interest shall accrue, or the method of determination of such date or dates, and the date or dates on which any such interest shall be payable; (7) the terms for redemption, extension or early repayment of such Debt Securities, if any; (8) the denominations in which such Debt Securities are authorized to be issued; (9) the currencies or currency units in which such Debt Securities are issued or payable; (10) the provisions for a sinking fund, if any; (11) any additional restrictive covenants included for the benefit of the holders of such Debt Securities; (12) any additional Event of Default with respect to such Debt Securities; (13) whether such Debt Securities are to be issuable as Registered Securities or Bearer Securities or both, whether any of the Debt Securities are to be issuable initially in temporary global form and whether any of the Debt Securities are to be issuable in permanent global form; and (14) any other term or provision relating to such Debt Securities which is not inconsistent with the provisions of the Indenture.

     Debt Securities may be sold at a substantial discount below their stated principal amount, bearing no interest or interest at a rate which at the time of issuance is below market rates. Federal income tax consequences and special considerations applicable thereto will be described in the Prospectus Supplement or Pricing Supplement relating to any such Debt Securities.

     The Debt Securities will be unsecured obligations of Ford Credit and will rank prior to all subordinated indebtedness of Ford Motor Credit Company (parent company only) and pari passu with all other unsecured and unsubordinated indebtedness of Ford Motor Credit Company (parent company only).

DENOMINATIONS, REGISTRATION AND TRANSFER

     Indenture Securities of a series may be issuable solely as Registered Securities, solely as Bearer Securities or as both Registered Securities and Bearer Securities. The Indenture also provides that Indenture Securities of a series may be issuable in global form. Unless otherwise indicated in the Prospectus Supplement or any Pricing Supplement, Bearer Securities in definitive form will have interest coupons attached. (Section 2.01).

     Registered Securities of any series will be exchangeable for other Registered Securities of the same series and of a like aggregate principal amount and tenor of different authorized denominations. If (but only if) provided in the Prospectus Supplement or any Pricing Supplement, Bearer Securities (with all unmatured coupons, except as provided below, and all matured coupons in default) of such series may be converted into Registered Securities of the same series of any authorized denominations and of a like aggregate principal amount and tenor. In such event, Bearer Securities surrendered in a permitted exchange for Registered Securities between a Regular Record Date or a Special Record Date and the relevant date for payment of interest shall be surrendered without the coupon relating to such date for payment of interest, and interest will not be payable in respect of the Registered Security issued in exchange for such Bearer Security, but will be payable only to the holder of such coupon when due in accordance with the terms of the Indenture. Bearer Securities will not be issued in exchange for Registered Securities (Section 3.05).

     Debt Securities may be presented for exchange or conversion as provided above, and Registered Securities may be presented for registration of transfer (with the form of transfer endorsed thereon duly executed), at the corporate trust office of the Trustee or at the office of any transfer agent designated by Ford Credit for such purpose with respect to any series of Debt

Securities and referred to in the Prospectus Supplement or any Pricing Supplement. No service charge will be made for any transfer, conversion or exchange of the Debt Securities, but Ford Credit may require payment of a sum to cover any tax or other governmental charge payable in connection therewith. (Section 3.05). Such transfer, conversion or exchange will be effected upon the Trustee or such transfer agent, as the case may be, being satisfied with the documents of title and identity of the person making the request. If a Prospectus Supplement refers to any transfer agents (in addition to the Trustee) initially designated by Ford Credit with respect to any series of Debt Securities, Ford Credit may at any time rescind the designation of any such transfer agent or approve a change in the location through which any such transfer agent acts, except that, if Debt Securities of a series are issuable solely as Registered Securities, Ford Credit will be required to maintain a transfer agent in each Place of Payment for such series and, if Debt Securities of a series may be issuable as both Registered Securities and as Bearer Securities, Ford Credit will be required to maintain (in addition to the Trustee) a transfer agent in a Place of Payment for such series located outside the United States. Ford Credit may at any time designate additional transfer agents with respect to any series of Debt Securities. (Section 10.02).

     In the event of any redemption in part, Ford Credit shall not be required to (i) issue, register the transfer of, exchange or convert Debt Securities of any series during a period beginning at the opening of business 15 days before any selection of Debt Securities of that series to be redeemed and ending at the close of business on (A) if Debt Securities of the series are issuable only as Registered Securities, the day of mailing of the relevant notice of redemption and (B) if Debt Securities of the series are issuable as Bearer Securities, the day of the first publication of the relevant notice of redemption or, if Debt Securities of the series are also issuable as Registered Securities and there is no publication, the mailing of the relevant notice of redemption; (ii) register the transfer of or exchange any Registered Security, or portion thereof, called for redemption, except the unredeemed portion of any Registered Security being redeemed in part; or (iii) exchange any Bearer Security called for redemption, except to exchange such Bearer Security for a Registered Security of that series and like tenor which is immediately surrendered for redemption. (Section 3.05).

PAYMENT AND PAYING AGENTS

     Unless otherwise provided in the Prospectus Supplement or any Pricing Supplement, principal, premium, if any, and interest, if any, on Bearer Securities will be payable, subject to any applicable laws and regulations, at the offices of such Paying Agents outside the United States as Ford Credit may designate from time to time. (Section 10.02). At the option of the Holder, such payment on Bearer Securities also may be made by check or by wire transfer to an account maintained by the payee with a bank located outside the United States. (Form of Bearer Security). Unless otherwise provided in the Prospectus Supplement or Pricing Supplement, payment of interest on Bearer Securities on any Interest Payment Date will be made only against surrender of the coupon relating to such Interest Payment Date. (Section 10.01). No payment with respect to any Bearer Security will be made at any office or agency of Ford Credit in the United States or by check mailed to any address in the United States or by transfer to an account maintained with a bank located in the United States. Notwithstanding the foregoing, payments of principal, premium, if any, and interest, if any, on Bearer Securities payable in U.S. dollars will be made at the office of Ford Credit's Paying Agent in The City of New York if (but only if) payment of the full amount thereof in U.S. dollars at all offices or agencies outside the United States is illegal or effectively precluded by exchange controls or other similar restrictions. (Section 10.02).

     Unless otherwise provided in the Prospectus Supplement or any Pricing Supplement, principal, premium, if any, and interest, if any, on Registered Securities will be payable at any office or agency to be maintained by Ford Credit in The City of New York, except that at the option of Ford Credit interest may be paid (i) by check mailed to the address of the Person entitled thereto as such address shall appear in the Security Register or (ii) by wire transfer to an account maintained by the Person entitled thereto as specified in the Security Register. (Sections 3.07, 10.01, 10.02). Unless otherwise provided in the Prospectus Supplement or any Pricing Supplement, payment of any installment of interest on Registered Securities will be made to the Person in whose name such Registered Security is registered at the close of business on the Regular Record Date for such interest. (Section 3.07).

     Unless otherwise provided in the Prospectus Supplement or any Pricing Supplement, the corporate trust office of the Trustee in The City of New York will be designated as Ford Credit's sole Paying Agent for payments with respect to Debt Securities which are issuable as Registered Securities and as Ford Credit's Paying Agent in The City of New York for payments with respect to Debt Securities which are issuable (in the limited circumstances described above, but not otherwise) solely as Bearer Securities. Any Paying Agents outside the United States and any other Paying Agents in the United States initially designated by Ford Credit for the Debt Securities will be named in the Prospectus Supplement or any Pricing Supplement. Ford Credit may at any time designate additional Paying Agents or rescind the designation of any Paying Agent or approve a change in the office through which any Paying Agent acts, except that, if Indenture Securities of a series are issuable only as Registered Securities, Ford Credit will be required to maintain a Paying Agent in each Place of Payment for such series and, if Indenture Securities of a series are also issuable as Bearer Securities, Ford Credit will be required to maintain (i) a Paying Agent in The City of New York for payments with respect to any Registered Securities of such series (and for payments with respect to Bearer Securities of such series in the circumstances described above, but not otherwise), and (ii) a Paying Agent in a Place of Payment located outside the United States where Debt Securities of such series and any coupons appertaining thereto may be presented and surrendered for payment; provided that if the Debt Securities of such series are listed on the Luxembourg Stock Exchange or any other stock exchange located outside the United States and such stock exchange shall so require, Ford Credit will maintain a Paying Agent in Luxembourg or any other required city located outside the United States, as the case may be, for the Indenture Securities of such series. (Section 10.02).

     All moneys paid by Ford Credit to the Trustee or a Paying Agent for the payment of principal, premium, if any, or interest, if any, on any Indenture Security which remain unclaimed at the end of two years after such principal, premium or interest shall have become due and payable will be repaid to Ford Credit, and the Holder of such Indenture Security or any coupon will thereafter look only to Ford Credit for payment thereof. (Section 4.04).

SUBSIDIARIES

     The term "subsidiary of the Company" is defined in the Indenture as a corporation a majority of the outstanding voting stock of which is owned, directly or indirectly, by Ford Credit or by one or more subsidiaries of Ford Credit, or by Ford Credit and one or more subsidiaries of Ford Credit. The term "Restricted Subsidiary" is defined in the Indenture as a subsidiary of the Company, incorporated in or conducting the major part of its business in the United States, any of the activities of which includes insurance underwriting or which had, at the end of its last quarterly accounting period preceding the date of computation, assets with a value in excess of $1 million representing accounts or notes receivable resulting from the financing of new cars, trucks, tractors and farm and industrial equipment manufactured or sold by Ford or from the financing of used cars, trucks, tractors and farm and industrial equipment of the same types, whether manufactured by Ford or others. (Section 1.01). Ford Holdings, which owns American Road Insurance and the other insurance businesses formerly owned by Ford Credit, is not a subsidiary of the Company and therefore not a Restricted Subsidiary, as such terms are defined in the Indenture. So long as stock of Ford Holdings is directly owned by Ford Credit or by a Restricted Subsidiary, such stock will be subject to the "Limitation on Liens" provision described below. Ford Credit currently owns its stock in Ford Holdings directly but is under no obligation to continue to do so.

LIMITATION ON LIENS

     If Ford Credit or any Restricted Subsidiary shall pledge or otherwise subject to any lien (such a pledge or lien is defined in the Indenture as a "Mortgage") any of its property or assets, Ford Credit will secure or cause such Restricted Subsidiary to secure the Indenture Securities equally and ratably with (or prior to) the indebtedness secured by such Mortgage. This restriction does not apply to Mortgages securing such indebtedness which shall not exceed $5 million in the aggregate at any one time outstanding and does not apply to (a) certain Mortgages created or incurred to secure financing of the export or marketing of goods outside the United States, (b) Mortgages on accounts receivable payable in foreign currencies securing indebtedness incurred and payable outside the United States, (c) Mortgages in favor of Ford Credit or any Restricted Subsidiary, (d) Mortgages in favor of governmental bodies to secure progress, advance or other payments, or deposits with any governmental body required in connection with the business of Ford Credit or a Restricted Subsidiary, (e) deposits made in connection with pending litigation, (f) Mortgages existing at the time of acquisition of the assets secured thereby (including acquisition through merger or consolidation) and certain purchase money Mortgages, and (g) any extension, renewal or replacement of any Mortgage or Mortgages referred to in the foregoing clauses (a) through (f), inclusive. (Section 10.04).

MERGER AND CONSOLIDATION

     The Indenture provides that no consolidation or merger of Ford Credit with or into any other corporation shall be permitted, and no sale or conveyance of its property as an entirety, or substantially as an entirety, may be made to another corporation, if, as a result thereof, any asset of Ford Credit or a Restricted Subsidiary would become subject to a Mortgage, unless the Indenture Securities shall be equally and ratably secured with (or prior to) the indebtedness secured by such Mortgage, or unless such Mortgage could be created pursuant to Section 10.04 (see "Limitation on Liens" above) without equally and ratably securing the Indenture Securities. (Section 8.03).

EVENTS OF DEFAULT AND NOTICE THEREOF

     Except as may otherwise be provided in an indenture supplemental to the Indenture, the following events in respect of a particular series of Indenture Securities are defined in the Indenture as "Events of Default": (a) failure to pay interest for 30 days after becoming due; (b) failure to pay the principal or premium, if any, for five business days after becoming due at maturity, on redemption or otherwise; (c) failure to make a sinking fund payment for five days after becoming due; (d) failure to perform any other covenants for 90 days after notice; and (e) certain events of bankruptcy, insolvency or reorganization. (Section 5.01).

     If an Event of Default in respect of a particular series of Indenture Securities outstanding occurs and is continuing, either the Trustee or the holders of at least 25% in aggregate principal amount of the Indenture Securities outstanding of such series may declare the principal amount (or, if the Indenture Securities of such series are Original Issue Discount Securities (as defined in the indenture), such portion of the principal amount as may be specified in the terms of such series) of all of the Indenture Securities of such series to be due and payable immediately. At any time after such a declaration of acceleration in respect of a particular series of Indenture Securities has been made, but before a judgment or decree for the payment of money due upon acceleration has been obtained by the Trustee, the holders of a majority in aggregate principal amount of the Indenture Securities outstanding of such series may, under certain circumstances, waive all defaults and rescind and annul such declaration and its consequences if all Events of Default in respect of the Indenture Securities of such series, other than the non-payment of principal due solely by such declaration of acceleration, have been cured or waived as provided in the Indenture. (Section 5.02).

     The Indenture provides that the Trustee shall, within 90 days after the occurrence of a default in respect of a particular series of Indenture Securities, give the holders of such series notice of all uncured defaults known to it (the term "default" to include the events specified above without grace periods); provided that, except in the case of default in the payment of the principal of, or premium, if any, on, or interest on any of the Indenture Securities of such series, the Trustee shall be protected in withholding such notice if it in good faith determines that the withholding of such notice is in the interests of the holders of such series. (Section 6.02).

     Pursuant to the terms of the Indenture, Ford Credit is required to furnish to the Trustee annually a statement of certain officers of Ford Credit stating whether or not to the best of their knowledge Ford Credit is in default in respect of any series of Indenture Securities in the performance and observance of the terms of the Indenture and, if Ford Credit is in default, specifying such default and that or those series affected thereby. (Section 10.05).

     The Indenture provides that the holders of a majority in aggregate principal amount of all Indenture Securities of a particular series then outstanding will have the right to waive certain defaults in respect of such series and, subject to certain limitations, to direct the time, method and place of conducting any proceedings for any remedy available to the Trustee or exercising any trust or power conferred on the Trustee. (Sections 5.12 and 5.13). The Indenture provides that, in case an Event of Default in respect of a particular series of Indenture Securities shall occur (which shall not have been cured or waived), the Trustee will be required to exercise such of its rights and powers under the Indenture, and to use the degree of care and skill in their exercise, that a prudent man would exercise or use in the conduct of his own affairs, but otherwise need only perform such duties as are specifically set forth in the Indenture. (Section 6.01). Subject to such provisions, the Trustee will be under no obligation to exercise any of its rights or powers under the Indenture at the request of any of the holders of such series unless they shall have offered to the Trustee reasonable security or indemnity. (Section 6.03).

MODIFICATION OF THE INDENTURE

     With certain exceptions, the Indenture, the rights and obligations of Ford Credit and the rights of the holders of a particular series may be modified by Ford Credit with the consent of the holders of not less than 66 2/3% in aggregate principal amount of the Indenture Securities of such series then outstanding; but no such modification may be made which would (i) extend the fixed maturity of any Indenture Security of such series, or reduce the principal amount thereof, or reduce the rate or extend the time of payment of interest thereon, without the consent of the holder of each Indenture Security of such series so affected; or (ii) reduce the above-stated percentage of Indenture Securities of such series, the consent of the holders of which is required to modify or alter the Indenture, without the consent of the holders of all Indenture Securities of such series then outstanding. (Section 9.02).

     The Indenture provides that in determining whether the Holders of the requisite principal amount of Indenture Securities of a series then outstanding have given any request, demand, authorization, direction, notice, consent or waiver thereunder or whether a quorum is present at a meeting of Holders of Indenture Securities, (i) the principal amount of an Original Issue Discount Security that shall be deemed to be outstanding shall be the amount of the principal thereof that would be due and payable as of the date of such determination upon acceleration of the Maturity thereof, and (ii) the principal amount of an Indenture Security denominated in a foreign currency or currencies shall be the U.S. dollar equivalent, determined on the date of original issuance of such Indenture Security, of the principal amount (or, in the case of an Original Issue Discount Security, the U.S. dollar equivalent on the date of original issuance of such Indenture Security of the amount determined as provided in (i) above). (Section 1.01).

     The Indenture contains provisions for convening meetings of the Holders of Indenture Securities of a series if Indenture Securities of that series are issuable as Bearer Securities. (Section 15.01). A meeting may be called at any time by the Trustee, and also, upon request, by Ford Credit or the Holders of at least 10% in principal amount of the Indenture Securities of such series

Outstanding, in any such case upon notice given as provided in the Indenture. (Section 15.02). Except for any consent which must be given by the Holder of each Indenture Security affected thereby, as described above, any resolution presented at a meeting or adjourned meeting at which a quorum is present may be adopted by the affirmative vote of the Holders of a majority in principal amount of the Indenture Securities of that series; provided, however, that, any resolution with respect to any consent or waiver which may be given by the Holders of not less than 66 2/3% in principal amount of the Indenture Securities of a series may be adopted at a meeting or adjourned meeting at which a quorum is present only by the affirmative vote of 66 2/3% in principal amount of the Indenture Securities of that series; and provided, further, that, any resolution with respect to any request, demand, authorization, direction, notice, consent, waiver or other action which may be made, given or taken by the Holders of a specified percentage, which is less than a majority, in principal amount of Indenture Securities of a series may be adopted at a meeting or adjourned meeting duly reconvened at which a quorum is present by the affirmative vote of the Holders of such specified percentage in principal amount of the Indenture Securities of that series. Any resolution passed or decision taken at any meeting of Holders of Indenture Securities of any series duly held in accordance with the Indenture will be binding on all Holders of Indenture Securities of that series and the related coupons. The quorum at any meeting called to adopt a resolution, and at any reconvened meeting, will be persons holding or representing a majority in principal amount of the Indenture Securities of a series; provided, however, that if any action is to be taken at such meeting with respect to a consent or waiver which may be given by the Holders of not less than 66 2/3% in principal amount of the Indenture Securities of a series, the persons holding or representing 66 2/3% in principal amount of the Indenture Securities of such series will constitute a quorum. (Section 15.04).

TRUSTEE

     The Trustee may resign or be removed with respect to one or more series of Indenture Securities and a successor Trustee may be appointed to act with respect to such one or more series. (Section 6.10). In the event that there shall be two or more persons acting as Trustee with respect to different series of Indenture Securities, each such Trustee shall be a trustee of a trust or trusts under the Indenture separate and apart from the trust or trusts administered by any other such Trustee, and any action described herein to be taken by the "Trustee" may then be taken by each such Trustee with respect to, and only with respect to, the one or more series of Indenture Securities for which it is acting as Trustee. (Section 6.11).

CONCERNING CHEMICAL BANK

     Chemical Bank, Trustee under the Indenture, is also the trustee under indentures covering a number of outstanding issues of notes and debentures of Ford Credit, is a depositary of Ford Credit and Ford, has from time to time made loans to Ford Credit, Ford and its subsidiaries and has performed other services for such companies in the normal course of its business.

REPORTS

     Ford Credit publishes annual reports, containing certified financial statements, and quarterly reports, containing interim unaudited financial statements. Copies of such reports will be available upon request.

                              PLAN OF DISTRIBUTION

     Ford Credit may sell the Debt Securities to or through underwriters, and also may sell the Debt Securities directly to one or more other purchasers or through agents.

     The Prospectus Supplement and Pricing Supplement, if any, set forth the terms of the offering of the particular series of Debt Securities to which such Prospectus Supplement and any such

Pricing Supplement relate, including (i) the name or names of any underwriters or agents with whom Ford Credit has entered into arrangements with respect to the sale of such series of Debt Securities, (ii) the initial public offering or purchase price of such series of Debt Securities, (iii) any underwriting discounts, commissions and other items constituting underwriters' compensation from Ford Credit and any other discounts, concessions or commissions allowed or reallowed or paid by any underwriters to other dealers, (iv) any commissions paid to any agents, (v) the net proceeds to Ford Credit, and (vi) the securities exchanges, if any, on which such series of Debt Securities will be listed.

     Unless otherwise set forth in the Prospectus Supplement and Pricing Supplement, if any, relating to a particular series of Debt Securities, the obligations of the underwriters to purchase such series of Debt Securities will be subject to certain conditions precedent and each of the underwriters with respect to such series of Debt Securities will be obligated to purchase all of the Debt Securities of such series allocated to it if any such Debt Securities are purchased. Any initial public offering price and any discounts or concessions allowed or reallowed or paid to dealers may be changed from time to time.

     The Debt Securities may be offered and sold by Ford Credit directly or through agents designated by Ford Credit from time to time. Unless otherwise indicated in the Prospectus Supplement, any such agent or agents will be acting on a best efforts basis for the period of its or their appointment. Any agent participating in the distribution of the Debt Securities may be deemed to be an "underwriter", as that term is defined in the Securities Act of the Debt Securities so offered and sold. The Debt Securities also may be sold to dealers at the applicable price to the public set forth in the Prospectus Supplement relating to a particular series of Debt Securities who later resell to investors. Such dealers may be deemed to be "underwriters" within the meaning of the Securities Act.

     If so indicated in the Prospectus Supplement relating to a particular series of Debt Securities, Ford Credit will authorize underwriters or agents to solicit offers by certain institutions to purchase Debt Securities of such series from Ford Credit pursuant to delayed delivery contracts providing for payment and delivery at a future date. Such contracts will be subject only to those conditions set forth in the Prospectus Supplement and the Prospectus Supplement will set forth the commission payable for solicitation of such contracts.

     Underwriters and agents may be entitled, under agreements entered into with Ford Credit, to indemnification by Ford Credit against certain civil liabilities, including liabilities under the Securities Act.

                                 LEGAL OPINIONS

     The legality of the Debt Securities offered hereby will be passed on for Ford Credit by J. D. Bringard, Esq., Vice President -- General Counsel of Ford Credit, or other counsel satisfactory to any underwriters or agents, and for any underwriters or agents by Shearman & Sterling, 599 Lexington Avenue, New York, N.Y. Mr. Bringard is a full-time employee of Ford Credit and owns and holds options to purchase shares of Common Stock of Ford. Shearman & Sterling act as counsel to the Compensation and Option Committee and the Audit Committee of the Board of Directors of Ford and have in the past provided, and may continue to provide, legal services to Ford and its subsidiaries, including Ford Credit.

                                    EXPERTS

     The financial statements which are incorporated in this Prospectus by reference to the 1994 10-K Report have been audited by Coopers & Lybrand L.L.P. ("Coopers & Lybrand"), 400 Renaissance Center, Detroit, Michigan 48243, independent certified public accountants, to the extent indicated in their report therein, and have been so incorporated in reliance upon the report of that firm, given on their authority as experts in accounting and auditing, which report includes an explanatory paragraph indicating Ford Credit changed its methods of accounting for postretirement healthcare benefits and income taxes in 1992.

     With respect to the unaudited interim financial information of Ford Credit for the periods ended March 31, 1995 and 1994 and June 30, 1995 and 1994, included in the First Quarter 10-Q Report and Second Quarter 10-Q Report, respectively, incorporated by reference in this Prospectus, Coopers & Lybrand have reported that they have applied limited procedures in accordance with professional standards for a review of such information. However, their reports included in the First Quarter 10-Q Report and the Second Quarter 10-Q Report state that they did not audit and they do not express an opinion on that interim financial information. The accountants are not subject to the liability provisions of Section 11 of the Securities Act for their reports on the unaudited interim financial information because each such report is not a "report" or a "part" of the registration statement prepared or certified by the accountants within the meaning of Sections 7 and 11 of such Act.

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